SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No.

Steel Connect, Inc.
(Name of the Issuer)

Steel Connect, Inc.

Steel Partners Holdings L.P.

Steel Excel Sub I, LLC

Handy & Harman LTD.

WHX CS LLC

Steel Excel Inc.

WF Asset Corp.

WebFinancial Holding Corporation

SPH Group LLC

SPH Group Holdings LLC

Steel Partners Holdings GP INC.

Steel Partners, LTD.

Warren G. Lichtenstein

Jack L. Howard

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

858098205
(CUSIP Number of Class of Securities)

Steel Connect, Inc. Attn: Maria Reda 590 Madison Avenue, 32nd Floor New York, New York 10022 (212) 520-2300	Steel Partners Holdings L.P. Attn: Joseph Martin 590 Madison Avenue, 32nd Floor New York, New York 10022 (914) 461-1276

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

With Copies to:

David R. Pfalzgraf, Jr., Esq. Benjamin D. Burge, Esq. Rupp Pfalzgraf LLC 1600 Liberty Building Buffalo, NY 14202 (716) 854-3400	Alan Annex, Esq. Flora R. Perez, Esq. Laurie Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

SUMMARY TERM SHEET

The following summary term sheet provides an overview of the “going private” merger transaction involving Steel Connect, Inc. (“STCN” or the “Company” or “Steel Connect”) and Steel Excel Sub I, LLC (“Acquisition Co.”), an indirect subsidiary of Steel Partners Holdings L.P. (“SPLP” or “Steel Partners”), which, if effected, will be effected by way of a statutory “short-form” merger (the “Short-Form Merger”) of Acquisition Co. with and into STCN pursuant to Section 267 of the Delaware General Corporation Law (the “DGCL”). This summary does not contain all of the information that may be relevant to holders of shares of common stock of STCN. For more detailed information regarding the effects of the Short-Form Merger, how the Short-Form Merger affects you, what your rights are with respect to the Short-Form Merger, and the position of the entities filing this Schedule 13E-3 on the fairness of the Short-Form Merger, you should carefully review the entire Schedule 13E-3.

Purpose of the Short-Form Merger

Currently, SPLP, Acquisition Co., Handy & Harman LTD. (“HNH”), WHX CS LLC (“WHX CS”), Steel Excel Inc. (“Steel Excel”), WF Asset Corp. (“WF Asset”), WebFinancial Holding Corporation (“WebFinancial”), SPH Group LLC (“SPHG”), SPH Group Holdings LLC (“SPHG Holdings”), Steel Partners Holdings GP Inc. (“Steel Holdings GP”), Steel Partners, LTD. (“SPL”), Warren G. Lichtenstein and Jack L. Howard (Messrs. Lichtenstein and Howard, and SPLP, Acquisition Co., HNH, WHX CS, Steel Excel, WF Asset, WebFinancial, SPHG, SPHG Holdings, Steel Holdings GP, SPL, each a “SP Group Filing Person” and collectively the “SP Group”), collectively own of record and beneficially at least 90% of the outstanding common stock, par value $0.01 per share of Steel Connect (“Common Stock”), assuming the conversion of all shares of the Company’s Series C Convertible Preferred Stock and Series E Convertible Preferred Stock currently held by the SP Group. Prior to the effective time of the Short-Form Merger (the “Effective Time”), all the shares of Common Stock currently owned of record and beneficially by the SP Group will be held of record by Acquisition Co., a newly created Delaware limited liability company wholly owned indirectly by SPLP, resulting in Acquisition Co. owning at least 90% of the outstanding shares of Common Stock prior to the Effective Time. The SP Group currently intends to effect the Short-Form Merger pursuant to Section 267 of the DGCL. Pursuant to the Short-Form Merger, Acquisition Co. will merge with and into STCN, with STCN continuing as the surviving corporation (the “Surviving Corporation”). At the Effective Time all shares of Common Stock (other than shares (i) owned by Acquisition Co., the Company or any of its wholly owned subsidiaries (“Excluded Shares”) and (ii) as to which appraisal rights have been properly perfected (as described in this Schedule 13E-3, referred to as “Dissenting Shares”)) will be converted into the right to receive (i) $11.45 per share of Common Stock, without interest and subject to any withholding taxes (the “Per Share Cash Merger Consideration”), and (ii) if, prior to the Effective Time, STCN has not distributed to the holders of Common Stock the net proceeds (the “Reith Net Litigation Proceeds”), if any, from the proposed settlement of the class and derivative action filed in the Delaware Court of Chancery styled Reith v. Lichtenstein, et al. naming STCN as a nominal defendant and then-current and former directors of STCN and SPLP and several of its affiliated companies as defendants (the “Reith Litigation”), one contingent value right per share of Common Stock (the “Reith CVR,” and together with the Per Share Cash Merger Consideration, the “Per Share Merger Consideration”) to receive a specified portion of the Reith Net Litigation Proceeds, if any, pursuant to the terms of a Contingent Value Rights Agreement in the form attached hereto as Exhibit (d)(1) (the “Reith CVR Agreement”). Immediately following the Short-Form Merger, SPLP will indirectly own 100% of the capital stock of the Surviving Corporation.

The Short-Form Merger

Pursuant to Section 267 of the DGCL, Acquisition Co. may effect the Short-Form Merger without the approval of the Board of Directors of STCN (“STCN Board”) or the other stockholders of STCN. In accordance with the terms of a stockholders’ agreement dated April 30, 2023 (the “Stockholders’ Agreement”) between STCN, SPLP, WebFinancial, WHX CS, WF Asset, SPL, Mr. Lichtenstein and Mr. Howard, on November 27, 2024, the Audit Committee of the STCN Board (the “Audit Committee”) approved the Short-Form Merger. The Audit Committee is comprised of directors that qualify as “independent directors” under (i) the rules and listing standards of the Nasdaq Stock Market, (ii) the rules and regulations of the SEC, and (iii) STCN’s Certificate of Incorporation.

IN ACCORDANCE WITH SECTION 267 OF THE DGCL, THE STCN BOARD HAS NOT BEEN ASKED TO APPROVE THE SHORT-FORM MERGER AND HAS NOT ACTED TO APPROVE OR DISAPPROVE THE SHORT-FORM MERGER. THE AUDIT COMMITTEE HAS APPROVED THE SHORT-FORM MERGER PURSUANT TO THE STOCKHOLDERS’ AGREEMENT. STOCKHOLDERS OF STCN ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE SHORT-FORM MERGER. STOCKHOLDERS DO, HOWEVER, HAVE STATUTORY APPRAISAL RIGHTS DESCRIBED MORE FULLY HEREIN.

The SP Group intends to cause Acquisition Co. to effect the Short-Form Merger on or about January 1, 2025, or as soon as practical thereafter. However, the SP Group is under no obligation to cause Acquisition Co. to consummate the Short-Form Merger and could decide to abandon the Short-Form Merger at any time before it becomes effective.

See “Introduction” on page 7.

Merger Consideration.

At the Effective Time, each share of Common Stock other than the Excluded Shares and the Dissenting Shares will be cancelled and automatically converted into the right to receive the Per Share Merger Consideration.

See “Special Factors - The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement” on page 14 and “Special Factors - SP Group’s Position on the Fairness of the Short-Form Merger” on page 26.

STCN Shares Outstanding; Ownership by the SP Group.

As of November 13, 2024, there were 6,335,641 shares of Common Stock outstanding, 35,000 shares of Series C Convertible Preferred Stock (“Series C Preferred Stock”) outstanding, which are convertible into 1,913,265 shares of Common Stock, and 3,500,000 shares of Series E Convertible Preferred Stock (“Series E Preferred Stock”) outstanding, which are convertible into 19,809,785 shares of Common Stock (the Series E Preferred Stock collectively with the Series C Preferred Stock, the “Preferred Stock”). As of November 13, 2024, the SP Group collectively owned an aggregate of 3,814,540 shares of Common Stock and all shares of Preferred Stock, representing 91.0% of the shares of Common Stock, assuming the conversion of the Preferred Stock. Prior to the Effective Time, the SP Group will take certain steps, including conversion of the Preferred Stock, such that all of the shares of Common Stock currently owned by the SP Group, including shares of Common Stock issuable upon exercise of the Preferred Stock, will be held of record by Acquisition Co., a newly created Delaware limited liability company wholly owned indirectly by SPLP, resulting in Acquisition Co. owning at least 90% of the outstanding shares of Common Stock prior to the Effective Time. After the conversion of the Preferred Stock, no shares of Preferred Stock or other securities of STCN, other than the Common Stock, would be outstanding.

See “Special Factors - The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement” on page 14 and “Special Factors – SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger” on page 25.

Payment for Shares.

Prior to the Effective Time, SPLP and Acquisition Co. will appoint Equiniti Trust Company, LLC to act as the paying agent for the Short-Form Merger (the “Paying Agent”) and to make payments of the Per Share Cash Merger Consideration to STCN stockholders entitled to receive the Per Share Cash Merger Consideration. Prior to the Effective Time, SPLP will deposit (or cause to be deposited) with the Paying Agent an amount of cash sufficient to pay the aggregate Per Share Cash Merger Consideration that would be payable in respect of all shares of Common Stock other than Excluded Shares.

As all shares of Common Stock are held in book-entry form, shares of Common Stock (other than Excluded Shares and Dissenting Shares) will automatically be cancelled and converted into the right to receive the Per Share Merger Consideration without any action by the stockholders promptly following the Effective Time. Payment of the Per Share Merger Consideration will be made to the owners of the cancelled shares (other than Excluded Shares and Dissenting Shares) promptly after the earlier of (i) the stockholder’s notification to the Surviving Corporation that it has elected to accept the Per Share Merger Consideration (and refrain from exercising appraisal rights) in accordance with the instructions set forth in the Notice of Merger and Appraisal Rights, which will be given to STCN stockholders of record as of the Effective Time within ten days following the Effective Time, and (ii) 20 days after the Notice of Merger and Appraisal Rights is given.

Source and Amount of Funds.

The total amount of funds expected to be required to pay the aggregate Per Share Cash Merger Consideration, and to pay related fees and expenses, is estimated to be approximately $29,940,408, including $850,000 of fees and expenses. The Short-Form Merger is not subject to any financing condition and the SP Group intends to fund this amount from the Filing Persons’ cash on hand or amounts available under SPLP’s existing senior credit agreement by and among SPHG Holdings and Steel Excel as borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the borrowers’ affiliates in their capacities as guarantors (as amended and restated, the “Credit Agreement”). The Credit Agreement consists of a senior secured revolving credit facility in an aggregate principal amount not to exceed $600 million (the "Revolving Credit Loans"), which includes a $50 million subfacility for swing line loans, a $50 million subfacility for standby letters of credit and a currency sublimit (available in euros and pounds sterling) equal to the lesser of $75 million and the total amount of the Revolving Credit Commitment. The Credit Agreement covers substantially all of SPLP’s subsidiaries, with the exception of WebBank and STCN. Availability under the Credit Agreement is based upon earnings and certain covenants, including a maximum ratio limit on Total Leverage and a minimum ratio limit on Interest Coverage, each as defined in the Credit Agreement. The Credit Agreement is subject to certain mandatory prepayment provisions and restrictive and financial covenants, primarily the leverage ratios described above. The Credit Agreement will expire on December 29, 2026, and all outstanding amounts will be due and payable. Borrowings bear interest, at annual rates of either Base Rate, SOFR Rate or Term RFR (each as defined in the Credit Agreement), at the borrowers’ option, plus an applicable margin, as set forth in the Credit Agreement. As of September 30, 2024, the Credit Agreement also provides for a commitment fee of 0.150% to be paid on unused borrowings. The weighted average interest rate on the Credit Agreement was 6.18% at September 30, 2024. As of September 30, 2024, letters of credit totaling $10.6 million had been issued under the Credit Agreement. Based on financial results as of September 30, 2024, SPLP’s total availability under the Credit Agreement, which is based upon Consolidated Adjusted EBITDA (as defined in the Credit Agreement) and certain covenants as described in the Credit Agreement, was approximately $470 million as of September 30, 2024. SPLP has no plans or arrangements to finance or repay amounts borrowed, if any, under the Credit Agreement to fund the aggregate Per Share Cash Merger Consideration and related fees and expenses.

The Audit Committee’s Purposes and Reasons for its Approval of the Short-Form Merger Pursuant to the Stockholders’ Agreement

The Stockholders’ Agreement requires the approval of the Audit Committee for various transactions, including the Short-Form Merger. If consummated, the Short-Form Merger will enable the Company’s minority public stockholders to realize the value of their investment in the Company through their receipt of the $11.45 in cash and the potential additional payment for the Reith CVR. The Per Share Cash Merger Consideration represents (i) a premium of approximately 11.7% over the closing price of the shares of Common Stock of $10.25 on November 27, 2024, the last trading day prior to the public disclosure of the Short-Form Merger, and (ii) a premium of approximately 13.7% over the 30 trading-day volume weighted average closing price of the shares of Common Stock as of November 26, 2024. After considering all information it considered to be material to the subject, the Audit Committee determined that approval of the Short-Form Merger pursuant to the Stockholders’ Agreement was appropriate based on the factors, and subject to the terms and conditions, described in “Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement” beginning on page 14, and resolved to provide approval pursuant to the Stockholders Agreement.

The Audit Committee’s Position on the Fairness of the Short-Form Merger

Neither the DGCL nor the terms of the Stockholders’ Agreement require the Audit Committee to form a position respecting the fairness of the Short-Form Merger. Under the SEC rules governing “going private” transactions, STCN is required to express its belief as to the fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders. Solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act, in deciding to provide its approval of the Short-Form Merger pursuant to the Stockholders’ Agreement, the Audit Committee did unanimously determine that the terms of the Short-Form Merger are substantively and procedurally fair to the stockholders of STCN who are not affiliated with STCN (the “Unaffiliated STCN Stockholders”) based on the factors, and subject to the terms and conditions, described in “Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement” beginning on page 14.

SP Group’s Purposes and Reasons for the Short-Form Merger

Each of the members of the SP Group believes that as a privately held, wholly owned subsidiary of SPLP, STCN will have greater operational and business flexibility, and the Company’s management will have the ability to more effectively concentrate on operational matters and the Company’s long-term growth. Moreover, while STCN will continue to benefit from being a subsidiary of a public company, it will no longer be subject to certain obligations and constraints, and related costs, associated with having publicly traded equity securities, which instead will be handled by SPLP.

Position of SP Group as to Fairness of the Short-Form Merger

Solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act, each of the SP Group members has determined that the Short-Form Merger is substantively and procedurally fair to the Unaffiliated STCN Stockholders. Their belief is based on the factors described in “Special Factors — SP Group’s Position on the Fairness of the Short-Form Merger” beginning on page 26.

Consequences of the Short-Form Merger

Consummation of the Short-Form Merger will have the following consequences:

●	Acquisition Co. will be merged with and into STCN, with STCN continuing as the Surviving Corporation. The Surviving Corporation will be a privately held corporation, with SPLP indirectly owning all of the capital stock of the Surviving Corporation;

●	The shares of Common Stock will no longer be publicly traded. See “Special Factors - SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger” on page 25. In addition, the Surviving Corporation will no longer be subject to the reporting and other disclosure requirements of the Act, including requirements to file annual and other periodic or current reports or to provide the type of going private disclosure contained in this Schedule 13E-3;

●	Only SPLP and its unitholders will have the opportunity to participate in the future earnings and growth, if any, of the Surviving Corporation. Similarly, only SPLP and its unitholders will face the risk of losses generated by the Surviving Corporation’s operations or the decline in value of the Surviving Corporation;

●	Subject to the perfection of statutory appraisal rights, each share of STCN Common Stock, other than the Excluded Shares, will be converted at the Effective Time into the right to receive the Per Share Merger Consideration;

●	SPLP’s interest in the net book value of STCN at July 31, 2024 will increase by approximately 9%; and

●	SPLP’s interest in the net earnings of STCN at July 31, 2024 will increase by approximately 9%.

See “Special Factors - SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger” on page 25.

Contingent Value Rights

If, prior to the Effective Time, STCN has not distributed to the holders of Common Stock the Reith Net Litigation Proceeds, if any, from the proposed settlement of the Reith Litigation, at the Effective Time, SPLP and the rights agent named therein (“Rights Agent”) will enter into the Reith CVR Agreement. In accordance with the Reith CVR Agreement, at the Effective Time, for each share of Common Stock (other than Excluded Shares and Dissenting Shares), the holder shall receive one Reith CVR.

Pursuant to the Reith CVR Agreement, which is consistent with the requirements of the Stockholders’ Agreement, (i) SPLP, WebFinancial, WHX CS, WF Asset, SPL, and Messrs. Lichtenstein and Howard (the “SP Investors”) will not receive any portion of the Reith Net Litigation Proceeds with respect to any shares of Common Stock held by them as of May 1, 2023 (the “May 2023 Shares”) or issuable upon conversion of the Convertible Instruments (as defined in the Stockholders’ Agreement) (the “Conversion Shares”) and (ii) the current directors and officers of STCN, including Messrs. Lichtenstein and Howard, will not receive any portion of the Reith Net Litigation Proceeds with respect to any shares of Common Stock they hold (the “STCN Officer and Director Waived Shares” and together with the May 2023 Shares and the Conversion Shares, the “Waived Shares” ). Acquisition Co. is not entitled to receive any Reith CVRs in the Short-Form Merger. However, pursuant to the Stockholders’ Agreement, the SP Investors (other than Messrs. Lichtenstein and Howard) are entitled to receive their portion of the Reith Net Litigation Proceeds with respect to the 1,552,838 shares of Common Stock acquired by them after May 1, 2023 (the “After-Acquired Shares”). As a result, the Surviving Company will retain any Reith Net Litigation Proceeds received with respect to the After-Acquired Shares. The remaining Reith Net Litigation Proceeds received would be distributed to the holders of Reith CVRs in accordance with the terms of the Reith CVR Agreement.

Treatment of Series C Preferred Stock

All shares of Series C Preferred Stock are owned directly by WebFinancial. Prior to the Effective Time, WebFinancial will convert its shares of Series C Preferred Stock into shares of Common Stock and prior to the Effective Time, such shares of Common Stock will be held by Acquisition Co. Following the conversion, no shares of Series C Preferred Stock will be outstanding.

Treatment of Series E Preferred Stock

All shares of Series E Preferred Stock are owned directly by Steel Excel and WebFinancial. Prior to the Effective Time, they will convert their shares of Series E Preferred Stock into shares of Common Stock and prior to the Effective Time, such shares of Common Stock will be held by Acquisition Co. Following the conversion, no shares of Series E Preferred Stock will be outstanding.

Treatment of Restricted Stock

At the Effective Time, each share of restricted stock (each a “Restricted Share”) issued by the Company pursuant to, or otherwise governed by, any Company equity plan, that is outstanding immediately prior to the Effective Time, will become fully vested (subject to any applicable tax withholding on such acceleration) and shall be entitled to receive the Per Share Merger Consideration.

Interests of Steel Connect’s Directors and Executive Officers in the Short-Form Merger

STCN’s directors and executive officers, including members of the Audit Committee, will receive the same Per Share Merger Consideration in respect of their shares of Common Stock as the other holders of Common Stock but are not entitled to receive any portion of the Reith Net Litigation Proceeds under the Reith CVR Agreement. In considering whether to accept the Per Share Merger Consideration or to exercise statutory appraisal rights, you should be aware that STCN’s Board and executive officers have interests in the Short-Form Merger that may be different from, or in addition to, those of other stockholders of STCN generally. Interests of executive officers and directors that may be different from or in addition to the interests of STCN’s stockholders include:

●	STCN’s executive officers as of the Effective Time will become the initial executive officers of the Surviving Corporation.

●	all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of STCN’s Board and executive officers shall survive the Short-Form Merger and continue in full force and effect;

●	An aggregate of 68,411 Restricted Shares are held by STCN’s directors. At the Effective Time, each Restricted Share will become fully vested and shall be entitled to receive the Per Share Merger Consideration;

●	STCN’s directors and officers holding Waived Shares are not entitled to receive any portion of the Reith Net Litigation Proceeds under the Reith CVR Agreement with respect to such waived shares.

In addition, Messrs. Lichtenstein and Howard are directors of SPLP and STCN and may be deemed to beneficially own approximately 49.8% and 32.0%, respectively, of the outstanding limited partnership units of SPLP, including direct and indirect holdings of such units, as of November 13, 2024. Also, Joseph Martin is the Chief Administrative Officer and Chief Legal Officer of SPLP and a director of STCN, and Ryan O’Herrin is the Chief Financial Officer of SPLP and STCN, and together they beneficially own an aggregate of approximately 0.1% of the outstanding limited partnership units of SPLP. As a result, Messrs. Lichtenstein, Howard, Martin and O’Herrin will each hold an indirect interest in STCN following the Short-Form Merger through their ownership interests in SPLP.

The Audit Committee was aware of the different or additional interests described in this Schedule 13E-3 and considered those interests along with other matters in approving the Short-Form Merger pursuant to the Stockholders’ Agreement.

Appraisal Rights

Subject to compliance with the applicable provisions of the DGCL, record holders and “beneficial owners” (as defined in Section 262 of the DGCL) of shares of Common Stock have a statutory right to dissent and demand appraisal by the Delaware Court of the “fair value” (as defined pursuant to Section 262 of the DGCL) of their shares of STCN Common Stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, instead of the merger consideration, plus interest, if any, from the Effective Time. The value determined in such a judicial appraisal proceeding may be equal to, more than, or less than the Per Share Merger Consideration offered in the Short-Form Merger. Following such an appraisal proceeding, the Delaware Court will direct the Surviving Corporation, pursuant to Section 262, to make payment of such fair value of shares of Common Stock subject to such proceeding, together with interest, if any, to the former stockholders entitled thereto. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. If you exercise appraisal rights and an appraisal proceeding is commenced, the Surviving Corporation may make a voluntary cash payment to you prior to the time the Delaware Court makes a final judgment in the appraisal proceeding. If the Surviving Corporation makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment.

In order to properly exercise these rights, record holders and beneficial owners must make a written demand for appraisal within twenty (20) days after the dissemination of the Notice of Merger and Appraisal Rights, which will be given to STCN stockholders of record as of the Effective Time within ten (10) days following the Effective Time. A demand for appraisal must be made in writing and must reasonably inform the Surviving Corporation of the identity of the stockholder making the demand for appraisal and that such stockholder intends thereby to demand appraisal of such holder’s shares of Common Stock. Stockholders desiring to exercise their right to appraisal must hold shares of Common Stock upon the making of a demand, continue to hold their shares of Common Stock through the Effective Time, not thereafter withdraw their demand for appraisal of their shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The Notice of Merger and Appraisal Rights constitutes the notice required by Section 262 of the DGCL. This summary is qualified in its entirety by reference to Section 262 of the DGCL. The text of Section 262 of the DGCL is available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262, which is a publicly available electronic resource that may be accessed without subscription or cost. Any failure to properly comply with its terms may result in an irrevocable loss of any appraisal rights. Stockholders of record and beneficial owners seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel and any other appropriate advisors.

See “Appraisal Rights” on page 31.

Material U.S. Federal Income Tax Consequences of the Short-Form Merger

If you are a U.S. Holder (as defined below), the receipt of merger consideration in exchange for Common Stock pursuant to the Short-Form Merger will generally be a taxable transaction for U.S. federal income tax purposes. You are encouraged to consult your own tax advisors regarding the particular tax consequences to you of the exchange of Common Stock for the Per Share Merger Consideration pursuant to the Short-Form Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

Where You Can Find More Information

More information regarding STCN is available from its public filings with the Securities and Exchange Commission (“SEC”). Except for any documents expressly incorporated by reference into this Schedule 13E-3, information contained on the SEC’s website is not incorporated by reference into this Schedule 13E-3, and you should not consider information on such website to be part of this Schedule 13E-3. STCN also maintains a website at www.steelconnectinc.com. Information contained on or connected to STCN’s website is not incorporated by reference into this Schedule 13E-3 and should not be considered part of this Schedule 13E-3 or any other filing that the Filing Persons make with the SEC.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act, and Rule 13e-3 promulgated thereunder jointly by the Company and the SP Group (collectively, the Company and the SP Group, the “Filing Persons”).

This Schedule 13E-3 is being filed by the Filing Persons in connection with the proposed short-form merger of Acquisition Co. with and into STCN pursuant to Section 267 of the DGCL. The Short-Form Merger is expected to be effective on or about January 1, 2025 or as soon thereafter as possible.

As of November 13, 2024, there were 6,335,641 shares of Common Stock outstanding, 35,000 shares of Series C Preferred Stock outstanding, which are convertible into 1,913,265 shares of Common Stock, and 3,500,000 shares of Series E Preferred Stock outstanding, which are convertible into 19,809,785 shares of Common Stock. As of November 13, 2024, the SP Group owned 3,814,540 shares of Common Stock and all the shares of Preferred Stock, representing 91.0% of the outstanding shares of Common Stock, assuming the conversion of Preferred Stock. Prior to the Effective Time, the SP Group will take certain steps, including the conversion of the Preferred Stock and the purchase of all or a portion of the 294,009 shares held individually by Warren Lichtenstein and Jack Howard in exchange for $11.45 per share of Common Stock held by them such that all of the shares of Common Stock currently owned by the SP Group, including shares of Common Stock issuable upon exercise of the Preferred Stock and the shares purchased from Messrs. Lichtenstein and Howard, will be held by Acquisition Co., a newly created Delaware limited liability company wholly owned indirectly by SPLP, resulting in Acquisition Co. owning at least 90% of the outstanding shares of Common Stock prior to the Effective Time. After the conversion of the Preferred Stock, no shares of Preferred Stock or other securities of STCN, other than the Common Stock, would be outstanding.

At the Effective Time, each outstanding share of Common Stock that is not an Excluded Share or Dissenting Share, will be cancelled and automatically converted into the right to receive the Per Share Merger Consideration. As all shares of Common Stock are held in book-entry form, shares of Common Stock (other than Excluded Shares and Dissenting Shares) will automatically be cancelled and converted into the right to receive the Per Share Merger Consideration without any action by the stockholders promptly following the Effective Time. The officers and directors of STCN will not be entitled to receive cash payments in connection with the Short-Form Merger, other than as holders of Common Stock. The aggregate amount to be paid to the officers and directors of STCN, including Messrs. Lichtenstein and Howard, in connection with the Short-Form Merger (solely as holders of Common Stock) is estimated to be $6,627,969.

The Paying Agent’s address and telephone number is: Equiniti Trust Company, LLC, 48 Wall Street, 22nd Floor, New York, NY 110005, Telephone No. 1-877-248-6417 (toll free).

Under the DGCL, no action is required by the STCN Board or the stockholders of STCN for the Short-Form Merger to become effective. STCN will be the Surviving Corporation in the Short-Form Merger and SPLP will indirectly own 100% of the capital stock of the Surviving Corporation. The Stockholders’ Agreement requires the approval of the Audit Committee for various transactions, including the Short-Form Merger. As required by the Stockholders’ Agreement, the Audit Committee is comprised of directors that qualify as “independent directors” under (i) the rules and listing standards of the Nasdaq Stock Market, (ii) the rules and regulations of the SEC, and (iii) STCN’s Certificate of Incorporation. On November 27, 2025, the Audit Committee approved the Short-Form Merger. See “The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement” on page 14 for more details of the Audit Committee’s approval.

IN ACCORDANCE WITH SECTION 267 OF THE DGCL, THE STCN BOARD HAS NOT BEEN ASKED TO APPROVE THE SHORT-FORM MERGER AND HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER. THE AUDIT COMMITTEE HAS APPROVED THE SHORT-FORM MERGER PURSUANT TO THE STOCKHOLDERS’ AGREEMENT. STOCKHOLDERS OF STCN ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE SHORT-FORM MERGER.

Subject to compliance with the applicable provisions of the DGCL, stockholders of STCN as of the Effective Time other than Acquisition Co. have a statutory right to demand payment of the “fair value” (as defined pursuant to Section 262 of the DGCL) of their shares of Common Stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the Effective Time. This value may be equal to, more than, or less than, the Per Share Merger Consideration offered in the Short-Form Merger. If you exercise your appraisal rights and an appraisal proceeding is commenced, the Surviving Corporation may make a voluntary cash payment to you prior to the time the Delaware Court makes a final judgment in the appraisal proceeding. If the Surviving Corporation makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment.

STCN stockholders wishing to seek such appraisal rights must make a written demand for appraisal within twenty (20) days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right to seek appraisal is complicated. Any failure to properly comply with its terms may result in an irrevocable loss of such right. Stockholders seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes “forward-looking statements” that reflect the Filing Persons’ current views, including, without limitation, views as to the expected completion and timing of the Short-Form Merger and any potential payment of the Reith CVR to holders of shares of Common Stock following the completion of the Short-Form Merger. These statements can be identified by the fact that they do not relate strictly to historical or current facts. There are forward-looking statements throughout this Schedule 13E-3, including in statements containing the words “aim,” “anticipate,” “are confident,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning, or the negative of these terms. You should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although the Filing Persons believe that the expectations reflected in these forward-looking statements are reasonable, the Filing Persons cannot assure you that the actual results or developments the Filing Persons anticipate will be realized, or even if realized, that they will have the expected effects on the business or operations of Steel Connect. These forward-looking statements speak only as of the date on which the statements were made and the Filing Persons undertake no obligation to update or revise any forward-looking statements made in this Schedule 13E-3 or elsewhere as a result of new information, future events or otherwise, except as required by law. In addition to other factors and matters referred to or incorporated by reference in this document, the Filing Persons believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

●	the occurrence of any event, change or other circumstance that could result in the Short-Form Merger not being consummated;

●	the outcome of any legal proceedings that may be instituted against Steel Connect, Steel Partners or others relating to the Short-Form Merger;

●	the amount of the costs, fees, expenses and charges related to the Short-Form Merger;

●	the possible adverse effect on the Filing Persons’ businesses and the price of Common Stock if the Short-Form Merger is not completed in a timely manner or at all;

●	the court’s rulings with respect to the Proposed Settlement, which may affect whether any payment is made under the Reith CVR or the amount of any such payment; and

●	other risks detailed in the Company’s filings with the SEC, including in the section entitled “Risk Factors” in STCN’s Annual Report on Form 10-K for the fiscal year ended July 31, 2024 (the “Form 10-K”).

See “Where You Can Find More Information” beginning on page 6 for the location of those SEC filings. Many of the factors that will determine future results are beyond the Filing Persons’ abilities to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained in this Schedule 13E-3, readers should not place undue reliance on forward-looking statements, which reflect the Filing Persons’ views only as of the date of this Schedule 13E-3 statement. The Filing Persons cannot guarantee any future results, levels of activity, performance or achievements.

Special Factors

Background of the Short-Form Merger

The following chronology summarizes key events and contacts that led to the Audit Committee’s approval of the Short-Form Merger pursuant to the Stockholder’ Agreement. This chronology does not purport to catalogue every conversation among the Audit Committee, members of the Company’s or Steel Partner’s management or the Audit Committee’s representatives and other parties with respect to the Short-Form Merger. All per share data has been adjusted to reflect the Stock Split (as defined below).

On November 19, 2020, Warren G. Lichtenstein delivered a letter on behalf of Steel Partners to the STCN Board setting forth a non-binding proposal to acquire all of the shares of Common Stock not already owned by Steel Partners or its affiliates for a combination of cash and Steel Partners’ 6% Series A Preferred Units, implying a value per share of Common Stock in the range of $6.07 to $6.72 per share). This proposal was conditioned upon the approval of a special committee composed of independent directors, as well as the affirmative vote of the holders of a majority of the shares of the Common Stock not owned by Steel Partners and its affiliates (which we refer to as the “Majority of the Minority Condition”). On November 20, 2020, the STCN Board held a meeting to discuss this proposal and, after discussion and deliberation, the STCN Board established a special committee of independent and disinterested directors (the “Special Committee”), consisting of Maria U. Molland and Renata Simril, to consider this proposal and alternative transactions.

Between November 20, 2020 and June 12, 2022, the Special Committee negotiated with Steel Partners with respect to its proposal and considered alternative transactions to enhance stockholder value. Over the course of these negotiations, the Special Committee and its advisors met on many occasions to discuss the proposal from Steel Partners. During these meetings, the Special Committee and its advisors discussed the challenges facing the Company’s two business segments and the potential for continued declines in outlook. The Special Committee and its advisors also discussed the benefits of reaching out to potential alternative buyers, but noted that it would be highly unlikely that any third parties would have interest in a potential acquisition of the Company because of Steel Partners’ controlling position in the Company and its stated unwillingness to sell its shares of Common Stock to any third party, as well as the composition and outlook of the Company. The Special Committee also noted that prior attempts to sell ModusLink and to recapitalize the entire Company had been unsuccessful, despite outreach to a broad universe of parties.

On February 25, 2022, the Company entered into a transaction agreement with IWCO, one of its two operating subsidiaries, and IWCO’s creditors and their affiliates, pursuant to which the Company transferred all of its interests in IWCO to an entity owned by its creditors as part of a negotiated restructuring of the capital structure and certain financial obligations of IWCO to the creditors under a financing agreement with IWCO. The Company received no cash consideration for the disposition.

Ultimately, and after multiple rounds of negotiations on price and terms, the Special Committee recommended a cash merger transaction pursuant to which Steel Partners would, subject to the satisfaction of the Majority of the Minority Condition and other conditions, acquire all shares of Common Stock not owned by Steel Partners and its affiliates for transaction consideration comprised of $12.60 per share in cash and a contingent value right that would entitle stockholders to additional cash if ModusLink was sold for more than $80 million following the consummation of the transaction. On June 12, 2022, the Company, Steel Partners and SP Merger Sub, Inc., a wholly owned subsidiary of Steel Partners signed a definitive merger agreement (the “Merger Agreement”).

The detailed reasons that supported the recommendation of the Special Committee and additional background for the execution of the Merger Agreement were included in a definitive proxy statement that was filed by the Company with the SEC on August 23, 2022.

The Company called a meeting of its stockholders for September 30, 2022. On September 30, 2022, the Company adjourned its special stockholders meeting to provide additional time to solicit proxies from its stockholders in order to satisfy the Majority of the Minority Condition. The Company adjourned the special stockholders meeting again on October 14, 2022, and October 28, 2022, to provide additional time to solicit proxies from its stockholders in order to satisfy the Majority of the Minority Condition. On November 15, 2022, following the failure of the Company to satisfy the Majority of the Minority Condition, Steel Partners terminated the Merger Agreement. As a result of this termination, the Special Committee terminated the services of its advisors, and on December 13, 2022, the STCN Board dissolved the Special Committee.

After the termination of the Merger Agreement, the Company continued to operate as a stand-alone publicly traded company, focused on its ModusLink business, which continued to face customer concentration risk and other headwinds. The Company remained vulnerable to going-concern risks in the future, including the risk that it would be unable to refinance its existing convertible notes upon exercise of the Series C Preferred Stock put right or if there was an unexpected decrease in free cash generation from micro or macro-economic impacts. Steel Partners continued to play a role in the operations of the Company pursuant to its management services agreement, entered into on June 14, 2019, (as amended, the “Management Services Agreement”) with Steel Services Ltd., an indirect wholly owned subsidiary of SPLP. In connection with this role, Steel Partners continued to consider possible strategic transactions and/or corporate actions for the Company to enhance stockholder value and reduce expenses. In connection therewith, Steel Partners indicated that it was willing to consider a transaction with the Company if the STCN Board indicated that it desired to pursue such a transaction. Accordingly, between the termination of the Merger Agreement and the end of December 2022, Steel Partners identified a number of strategic transactions for consideration by the Company, including a stock-for-equity merger transaction between Steel Partners and the Company.

In order to facilitate the consideration of strategic transactions by disinterested directors, on January 10, 2023, the STCN Board resolved to form the Strategic Planning Committee composed entirely of independent directors, and appointed Maria U. Molland, Renata Simril, and Jeffrey Wald as its voting members and Jeffrey Fenton as a non-voting observing member.

The STCN Board further resolved to delegate to the Strategic Planning Committee the power and authority, among other matters, to consider and review potential strategic transactions and consider whether a proposed transaction should be pursued by the Company, to select and retain, at the Company’s expense, independent financial advisors, legal counsel, and other advisors as it deemed appropriate, and to make any recommendations to the STCN Board that the Strategic Planning Committee deemed appropriate. The STCN Board further resolved that it would not approve or recommend to the stockholders of the Company a transaction with Steel Partners or any alternative transaction without the prior favorable recommendation of the Strategic Planning Committee. The authority granted to the Strategic Planning Committee included the authority to engage in discussions and negotiations with Steel Partners as well as third parties relating to a potential transaction and to consider and structure refinancing, recapitalization and other stand-alone actions and/or transactions, such as a “Deregistration Transaction” meaning a transaction involving delisting the Common Stock on Nasdaq and thereafter suspending the Company’s reporting obligations under the Exchange Act.

On February 3, 2023, members of the Strategic Planning Committee, along with representatives of Dentons US LLP (“Dentons”), legal counsel to the Strategic Planning Committee, and Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), financial advisor to the Special Committee, met with management of Steel Partners and representatives from its advisors, Greenberg Traurig, LLP (“Greenberg Traurig”) and Imperial Capital, LLC (“Imperial Capital”), to discuss a number of potential strategic transactions and/or corporate actions that could be considered by the Strategic Planning Committee, including transactions with third parties, stand-alone transactions, including a Deregistration Transaction, refinancings and potential transactions with Steel Partners.

On February 6, 2023, the members of the Strategic Planning Committee, along with representatives of Dentons and Houlihan Lokey, held a meeting to discuss the process to be undertaken by the Strategic Planning Committee and next steps. During this call, Dentons discussed the presentation it distributed to the Strategic Planning Committee on fiduciary duties. After discussion with its advisors, the Strategic Planning Committee directed its financial advisor to undertake a preliminary financial analysis of the Company and directed its advisors to assist in the review of certain potential strategic alternatives, including not effecting any strategic transaction, refinancings and debt or equity issuances with third parties, sales or a spin-off of the ModusLink business or other assets, strategic transactions with Steel Partners, a delisting process, a Deregistration Transaction and other potential transactions. The Strategic Planning Committee also agreed that certain of its members would speak to Company management regarding outreach to potential lenders so that the Strategic Planning Committee could consider potential refinancing proposals from third parties. The Strategic Planning Committee also discussed with and directed its advisors to undertake a preliminary review of Steel Partners to facilitate the Strategic Planning Committee and its advisors evaluation of any proposal which provided for the issuance of Steel Partners equity in exchange for Company securities. The Strategic Planning Committee also noted various risks in preserving the status quo, including the various challenges and possible headwinds faced by the Company’s operating business and the pending maturity of the Company’s 7.50% senior convertible promissory note due 2024 held by Steel Partners (the “Convertible Note”).

During February 2023, representatives of Houlihan Lokey met with representatives of Company management on multiple occasions regarding the performance, outlook and management financial projections relating to ModusLink and the Company, as well as matters related thereto. Also during February 2023, representatives of Houlihan Lokey met with representatives of Imperial Capital and Company management on several occasions to discuss Steel Partners, the Company management’s analysis of the Company’s net operating losses (“NOLs”) and potential strategic transactions between Steel Partners and the Company. During this time period, representatives of Houlihan Lokey and Dentons continually updated the chairperson of the Strategic Planning Committee on new developments and the results of relevant conversations among the advisors to the Strategic Planning Committee, the Company, and Steel Partners.

Also during February 2023, members of the Strategic Planning Committee met with the Company’s management and Steel Partners’ management to discuss potential extensions to the maturity and/or required repayment dates of debt obligations of the Company to Steel Partners to help improve the Company’s balance sheet and extend its cash runway while the Strategic Planning Committee considered strategic transactions. The Strategic Planning Committee and Company management expressed a concern that, absent such extensions or a debt refinancing transaction, the Company would be required to include a going-concern footnote in its financial statements and this could have a material and negative impact on its relationship with existing and potential customers and suppliers.

On February 16, 2023, during a conversation between management of Steel Partners and the chairperson of the Strategic Planning Committee and their respective financial advisors, Steel Partners proposed a strategic transaction for consideration by the Strategic Planning Committee in which Steel Partners would contribute its equity interests in a certain material operating business to the Company, in addition to 3,597,744 shares of common stock (the “Exchanged Shares”), of Aerojet Rocketdyne Holdings, Inc., a Delaware corporation (“Aerojet”), in exchange for additional equity interests in the Company, in order to allow the Company to strengthen its balance sheet, access capital and diversify its business.

Between February 2023 and April 2023, the Strategic Planning Committee negotiated with Steel Partners with respect to its proposal and considered strategic transactions to enhance stockholder value. Over the course of these negotiations, the Strategic Planning Committee and its advisors met on many occasions to discuss the proposal from Steel Partners. During these meetings, the Strategic Planning Committee noted that the Company could not raise a meaningful amount of cash from a third party through new equity without triggering a limitation on the Company’s use of its NOLs under Section 382 of the Code. The Strategic Planning Committee discussed the proposal, including the benefits to the Company of balance sheet support, access to new capital (in an amount and on terms that would not otherwise be made available to the Company in the current market environment) and diversification of the platform from the contributed assets, as well as potential issues that would need to be addressed in connection with such a transaction.

Ultimately, and after multiple rounds of negotiations on terms, on April 30, 2023, the Strategic Planning Committee recommended that the STCN Board approve the entry into a Transfer and Exchange Agreement with Steel Partners, Steel Excel and WebFinancial (together, the “Exchanging Parties” and each, an “Exchanging Party”), (the “Transfer and Exchange Agreement”) pursuant to which, the Exchanging Parties transferred the Exchanged Shares to the Company in exchange for 3,500,000 shares of Series E Preferred Stock (the “Exchange Transaction”). In connection with the Transfer and Exchange Agreement, Steel Connect, Steel Partners and certain of its affiliates also entered into the Stockholders’ Agreement which implemented various corporate governance requirements for the Company following the consummation of the Exchange Transaction, including the requirement that the Audit Committee approve any going-private transaction between STCN and Steel Partners and that the Audit Committee be required to engage a financial advisor to assist the Committee in evaluating any such transaction. Following the consummation of the Exchange Transaction, the SP Group beneficially owned approximately 85.2% of the Common Stock.

The detailed reasons that supported the recommendation of the Strategic Planning Committee and additional background for the execution of the Transfer and Exchange Agreement and the Stockholders’ Agreement and the issuance of the Series E Preferred Stock were included in a definitive proxy statement that was filed by the Company with the SEC on May 23, 2023.

After consummation of the Exchange Transaction, the Company continued to operate as a stand-alone publicly traded company, focused on its ModusLink business, which continued to face customer concentration risk and other headwinds, including significantly reduced volumes and demand for its products and loss of certain programs which has results in lower revenue and earnings since May 2023. Steel Partners continued to play a role in the operations of the Company pursuant to its Management Services Agreement.

On June 9, 2023, the Company repaid $1.0 million of the $13.9 million outstanding principal amount of the Convertible Note. In connection with the repayment, the maturity date was extended six months from March 1, 2024 to September 1, 2024.

On June 21, 2023, the Company effected a reverse stock split and a forward stock split of the Common Stock (the “Stock Split”) which, on a net basis, resulted in an approximate 1-for-9.333 Stock Split ratio.

Between July 18, 2023 and September 1, 2024, Steel Excel purchased an aggregate of 405,209 shares of Common Stock in the open market. The shares of Common Stock were purchased at a weighted average purchase price of $11.28 and ranged from $8.30 – $12.00. See “Item 2 - Subject Company Information - Trading Market and Price.” for more information.

On April 18, 2024, in connection with the settlement of litigation filed in connection with the Exchange Transaction, Steel Excel purchased an aggregate of 701,246 shares of Common Stock held by the plaintiffs at a price of $9.83 per share, which represented the closing market price of the shares on April 17, 2024, and paid an aggregate cash settlement of $1,521,704 to the plaintiffs.

On September 1, 2024, Steel Excel purchased 439,673 Shares from the Hale Partnership Fund, L.P. and related parties (the “Hale Entities”) for a purchase price of $12.00 per Share. In the same transaction, Steel Excel also purchased 1,267,803 common units of SPLP from the Hale Entities for a purchase price of $50.00 per common unit. Pursuant to the purchase agreement, the Hale Entities agreed that, for a period of two years that they and their affiliates would not directly or indirectly (i) acquire or seek to acquire any beneficial ownership interest in any equity or debt securities of, or participation interests in any outstanding loans to the Company, SPLP or any of their affiliates, or (ii) enter into any contract, arrangement, understanding, plan, agreement or commitment with respect to any derivative securities of the Company, SPLP or any of their affiliates.

On September 3, 2024, the Company repaid the remaining $12.9 million principal amount outstanding of the Convertible Note.

On September 4, 2024, the SP Group filed an amended Schedule 13D stating that the SP Group intended to commence discussions with the Company’s management and the STCN Board regarding a process (the “Process”), in compliance with the terms of the Stockholders’ Agreement, that may result in one or more of the transactions, events or actions involving the Company specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of the shares of Common Stock that the SP Group does do not currently own, an extraordinary corporate transaction (such as a merger) and delisting of the shares of Common Stock and termination of the registration of the shares of Common Stock under the Exchange Act.

On September 10, 2024, Mr. Lichtenstein and Joseph Martin spoke with Mr. Wald, the Chair of the Audit Committee, to initiate discussions regarding a potential short-form merger transaction between the Company and the SP Group.

On September 11, 2024, the Audit Committee, comprised of Ms. Fenton, Mr. Wald and Mr. Fenton, met telephonically with representatives of its counsel, Ruff Pfalzgraf LLC (“Rupp Pfalzgraf”), present to discuss the selection process pursuant to which the Audit Committee would select and engage a financial advisor to assist it with reviewing a potential short-form merger.

On September 24, 2024, the STCN Board met telephonically and confirmed the authority, power and responsibility of the Audit Committee to retain advisors to assist in the evaluation of the terms of any potential merger with the SP Group, and, based on such evaluation, to determine whether to approve a short form merger transaction with the SP Group pursuant to the terms of the Stockholders’ Agreement.

From September 30, 2024 to October 4, 2024, the Audit Committee interviewed financial advisors. On October 7, 2024, based on MPI’s credentials and experience, the Audit Committee selected MPI to act as its financial advisor.

On October 22, 2024, representatives of Greenberg Traurig sent to Rupp Pfalzgraf a draft of preliminary terms relating to a potential short form merger in which the shares of Common Stock not owned by the minority public stockholders of STCN would be eliminated in consideration of a combination of cash and a Reith CVR that would entitle the stockholders to receive a portion of the Reith Net Litigation Proceeds, if any, pursuant to the allocation provisions set forth in the Stockholders’ Agreement and the Reith Settlement Agreement. See “The Reith CVR Agreement” beginning on page 30 of this Schedule 13E-3 for more information. These preliminary terms did not include the cash consideration component of the total consideration to be paid to the public minority stockholders in the Short-Form Merger.

On October 28, 2024, Messrs. Lichtenstein and Howard spoke with Mr. Wald to discuss their initial assessment of a valuation of $10.30 per share of Common Stock in the Short-Form Merger, inclusive of an estimated value of the Reith CVR of $1.00.

From October 30, 2024 to November 27, 2024, MPI conducted its valuation analysis and periodically updated the Audit Committee regarding its findings.

On October 30, 2024, representatives of Rupp Pfalzgraf sent to Greenberg Traurig comments to the proposed terms of the Short-Form Merger, including with respect to the Company’s obligation to remain current in its periodic filings and the duration and possible withdrawal of the Audit Committee’s approval of the Short-Form Merger.

Additionally, on October 30, 2024, Mr. Howard and Mr. Martin spoke with Mr. Wald regarding the potential transaction. Mr. Wald proposed a revised valuation of $12.00 per share of Common Stock in the Short-Form Merger without regard to receipt of the Reith CVR due to the uncertainty around the amount of proceeds to be received and the timing of the proposed settlement.

On November 17, 2024, Mr. Howard and Mr. Martin spoke with Mr. Wald. During that conversation, Mr. Howard proposed a revised valuation of $11.40 per share of Common Stock plus the Reith CVR. Mr. Wald confirmed that he would discuss the valuation with the Audit Committee but Mr. Wald noted that, based on past discussions with the Audit Committee, the Audit Committee believed $11.50 would be a more appropriate valuation, subject to further discussions with their advisors.

On November 20, 2024, Mr. Wald spoke with Mr. Martin. During that conversation, Mr. Wald proposed a revised valuation of $11.45 per share of Common Stock plus the Reith CVR.

At a meeting of the Audit Committee on November 27, 2024, representatives of Rupp Pfalzgraf summarized the proposed terms of the Short-Form Merger. After this presentation on principal terms, a representative of MPI then reviewed and discussed its financial analyses. Thereafter, at the request of the Audit Committee, MPI orally rendered its opinion to the Audit Committee (which was subsequently confirmed in writing by delivery of MPI’s written opinion addressed to the Audit Committee dated December 2, 2024), to the effect that, as of November 26, 2024 and based on and subject to various procedures followed, assumptions made, qualifications and limitations on the review undertaken and the other matters considered by MPI in connection with the preparation of its opinion, the Per Share Cash Merger Consideration is fair, from a financial point of view, to the Unaffiliated STCN Stockholders. Following discussion, the Audit Committee unanimously determined to approve the Short-Form Merger pursuant to the Stockholders’ Agreement.

On November 29, 2024, prior to the opening of trading on the U.S. public stock markets, STCN and SPLP each filed a Current Report on Form 8-K announcing the approval of the Short-Form Merger by the Audit Committee pursuant to the Stockholders’ Agreement. On December 2, 2024, SPLP filed an amendment to its Schedule 13D disclosing the approval of the Short-Form Merger by the Audit Committee in accordance with the terms of the Stockholders’ Agreement.

The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement.

Under the SEC rules governing “going private” transactions, STCN is required to express its belief as to the fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders. The Audit Committee is making the statements included in this section regarding the fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As described in the section entitled “Background of the Short-Form Merger” above, the Board duly confirmed the authority of the Audit Committee and delegated to it the power and authority to, among other things, (1) evaluate and approve the terms of the Short-Form Merger, (2) retain advisors to assist in the evaluation of the terms of any potential merger with SP Group, and (3) determine whether to approve a short-form merger transaction with the SP Group pursuant to the terms of the Stockholders’ Agreement. The Board further resolved that the Short-Form Merger could not proceed without the prior approval of the Audit Committee pursuant to the terms of the Stockholders’ Agreement notwithstanding the fact that the DGCL imposes no such statutory requirement for a short-form merger. The Audit Committee, acting with the advice and assistance of its independent legal and financial advisors, evaluated the proposed Short-Form Merger, including the Per Share Cash Merger Consideration and the Reith CVR Agreement, and after careful consideration, at a meeting of the Audit Committee held on November 27, 2024, the Audit Committee unanimously determined that the terms of the Short-Form Merger are substantively and procedurally fair to the STCN Unaffiliated Stockholders and provided its approval of the Short-Form Merger pursuant to the Stockholders' Agreement, subject to the following conditions:

●	at the Effective Time, holders of Common Stock, other than Acquisition Co. and holders who properly exercise appraisal rights, would be entitled to receive the Per Share Merger Consideration;

●	if the Reith Net Litigation Proceeds, if any, have not been distributed prior to the Effective Time, each share of Common Stock (other than Excluded Shares and Dissenting Shares) shall receive one Reith CVR pursuant to the terms of the Reith CVR Agreement substantially in the form attached to hereto as Exhibit (d)(1) as part of the Per Share Merger Consideration;

●	all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers shall survive the Short-Form Merger and continue in full force and effect;

●	all outstanding Restricted Shares shall become fully vested immediately prior to the Effective Time;

●	a Schedule 13E-3 must be prepared, filed and disseminated to the Company’s stockholders in compliance with the requirements of Rule 13e-3 under the Exchange Act; and

●	any amendment to the material terms of the Short-Form Merger, including the Per Share Merger Consideration, the Reith CVR Agreement, or these conditions, shall require approval by the Audit Committee.

In evaluating the proposed Short-Form Merger for purposes of the Stockholders’ Agreement and making the determinations described above, the Audit Committee considered the following potentially positive factors, which are not presented in any relative order of importance:

●	certain factors related to the Company's business, financial condition and results of operations, and the Company's prospects, including:

o	the reviews undertaken by, and understandings of, the Audit Committee with respect to the Company's business, operations, assets, financial condition, earnings, ownership structure, management, strategy, competitive position, current, historical and projected financial performance, prospects and plans, as well as the associated risks involved in achieving such forecasts, prospects and plans;

o	the reviews undertaken by, and understandings of, the Audit Committee with respect to economic and market conditions and trends, as well as the challenges and uncertainty surrounding such conditions and trends, both on a historical and prospective basis, in the near term and the long term, such as:

■	the nature of the industry in which the Company operates, including anticipated industry trends and changing competitive dynamics; and

■	ModusLink's continued customer concentration risk and other headwinds, including significantly reduced volumes and demand for its products and loss of certain programs which has resulted in lower revenue and earnings since May 2023;

●	the financial analysis reviewed by MPI with the Audit Committee as well as the oral opinion of MPI rendered to the Audit Committee on November 27, 2024 (which was subsequently confirmed in writing by delivery of MPI's written opinion addressed to the Audit Committee dated December 2, 2024), as to the fairness of the Per Share Cash Merger Consideration from a financial point of view, which opinion was based on and subject to various procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by MPI in connection with the preparation of its opinion, including:

o	MPI's analysis of the implied premium elements of the Per Share Cash Merger Consideration as compared to current trading prices;

o	Comparison to minority buy-out premiums;

o	Analysis of guideline company transactions, including public companies such as: Celestica Inc., Deutsche Post AG, Distribution Solutions Group, Inc., FedEx Corporation, GXO Logistics, Inc., Kerry Logistics Network Limited, Kuehne + Nagel International AG, Ryder System, Inc., and United Parcel Service, Inc.;

o	Consideration of the Company's net operating losses and cash adjustments;

o	Review of corporate costs and management expenses;

o	A comprehensive discounted cash flow analysis of ModusLink utilizing:

■	Management's detailed financial projections for fiscal years 2025-2028, which are included in Exhibit (c)(2) to this Schedule 13E-3;

■	Discount rates ranging from 13.9% to 17.9%;

■	Terminal growth rates from -1.0% to 3.0%;

■	Terminal values computed using normalized fiscal year 2028 projected free cash flow;

■	This analysis indicated an enterprise value range of $62.2 million to $101.3 million for ModusLink;

o	A detailed market approach analysis examining:

■	Application of Enterprise Value to Revenue multiples of 0.30x to 0.50x across both historical and projected periods;

■	Enterprise Value to EBITDA multiples ranging from 3.0x to 4.5x for LTM figures and 3.5x to 5.0x for projected periods;

■	These analyses resulted in an indicated range of values for ModusLink of $55.0 million to $119.9 million;

●	the current and historical market prices of the Common Stock, taking into account the market performance of the Common Stock relative to other participants in the industry in which the Company operates and general market indices;

●	the fact that the Per Share Cash Merger Consideration of $11.45 per share provides the Unaffiliated STCN Stockholders with certainty of value and immediate liquidity without the market or execution risks associated with continued independence;

●	the fact that the consideration includes a Reith CVR tied to potential net proceeds from the Reith Litigation, providing Unaffiliated STCN Stockholders with potential additional value if such proceeds are received;

●	the beliefs of the Audit Committee that the Short-Form Merger represents the best transaction reasonably available for the Unaffiliated STCN Stockholders in light of the foregoing factors;

●	the views of the Audit Committee that the Per Share Merger Consideration to be paid to the Unaffiliated STCN Stockholders represented the highest per share consideration that reasonably could be obtained from SP Group;

●	the beliefs of the Audit Committee that the Per Share Merger Consideration was more favorable to Unaffiliated STCN Stockholders than the potential value that might result from other alternatives reasonably available to the Company, including remaining an independent public company and pursuing the Company's current strategic plan, in light of a number of factors, including:

o	the risks and uncertainties associated with those alternatives;

o	the administrative and compliance costs associated with operating as a publicly traded company;

o	the Company's concentrated stock ownership structure;

o	the challenges of operating with a single business segment following the disposition of IWCO;

●	the fact that SP Group owns in excess of 90% of the outstanding shares of Common Stock on an as-converted basis, which significantly limits the possibility of any alternative transaction;

●	the terms of the Short-Form Merger negotiated by the Audit Committee, including:

o	The requirement that all outstanding Restricted Shares become fully vested immediately prior to the Effective Time;

o	The survival of all rights to indemnification, advancement of expenses and exculpation from liabilities for current and former directors and officers;

o	The requirement that the Audit Committee receive regular updates and maintain access to Company information through closing;

o	The requirement that any amendments to the material terms require Audit Committee approval;

●	the fact that since SP Group's announcement of its intention to pursue the Short-Form Merger, neither the Company nor the Audit Committee has received any actionable inbound inquiries from third parties related to potential alternative acquisition proposals.

In evaluating the Short-Form Merger for purposes of the Stockholders’ Agreement and making its determination, the Audit Committee considered a number of procedural safeguards that they believed were present to ensure the fairness of the Short-Form Merger and to permit the Audit Committee to represent effectively the interests of the Unaffiliated STCN Stockholders. These procedural safeguards include the following, which are not presented in any relative order of importance:

●	that the Audit Committee consists entirely of directors who are independent of, and not affiliated with, SP Group, and who are not members of the Company's management;

●	that the members of the Audit Committee are disinterested with respect to the Short-Form Merger and had no financial interest in the Short-Form Merger different from, or in addition to, the Unaffiliated STCN Stockholders generally;

●	that the Audit Committee retained and was advised by its own experienced and independent legal and financial advisors, specifically:

o	Rupp Pfalzgraf as independent legal counsel, after confirming they had no conflicting relationships with SP Group or the Company;

o	MPI as independent financial advisor, selected after a thorough interview process of multiple qualified candidates;

●	that the Audit Committee held regularly scheduled weekly meetings between October 4, 2024 and November 22, 2024 (as well as special meetings after the occurrence of material events in the negotiation) to prepare for and thoroughly evaluate the Company's strategic position and subsequently review and analyze the proposed transaction;

●	that the terms of the Short-Form Merger, including the Per Share Merger Consideration, were the product of arms’ length negotiations between the Audit Committee and its advisors on the one side, and the SP Group and its advisors on the other side; and

●	that the Audit Committee made its evaluation of the Short-Form Merger based upon the factors discussed in this Schedule 13E-3, independently from the SP Group, and with full knowledge of SP Group's interests in the transaction.

In evaluating the Short-Form Merger for purposes of the Stockholders’ Agreement, the Audit Committee also considered the following potentially negative factors, which are not presented in any relative order of importance:

●	that following completion of the Short-Form Merger, the Company will no longer exist as an independent public company and the consummation of the Short-Form Merger will not allow the Unaffiliated STCN Stockholders to participate in any future earnings or growth of the Company or benefit from any future appreciation in value of the Common Stock;

●	the interests of the Company's directors and executive officers in the Short-Form Merger that may be different from, or in addition to, those of the Unaffiliated STCN Stockholders generally, including:

o	The ownership interests that certain of STCN’s directors and executive officers have in SPLP;

o	The acceleration and full vesting of Restricted Shares;

o	The continuation and survival of advancement, indemnification and exculpation rights; and

o	STCN’s executive officers as of the Effective Time will become the initial executive officers of the Surviving Corporation.

●	the fact that the receipt of the Per Share Merger Consideration will be a taxable transaction for U.S. federal income tax purposes for the Unaffiliated STCN Stockholders;

●	that while Unaffiliated STCN Stockholders will receive the Reith CVR if STCN has not distributed the Reith Net Litigation Proceeds prior to the Effective Time, the value is uncertain given the contingent nature of any recovery from the Reith Litigation;

●	that MPI's fairness opinion was subject to various assumptions and limitations, including: reliance on management-provided information, accepting presented data without independent verification, disclosed limits in comparable company analysis, and various inherent uncertainties in financial forecasting.

In the course of its evaluation of the Short-Form Merger, the Audit Committee did not consider:

●	the liquidation value of the Company because the Audit Committee considered the Company to be a viable, going concern, liquidation sales generally result in proceeds substantially less than sales of going concerns, determining a liquidation value would be impracticable given the significant execution risk involved in any breakup of the Company, and the fact that the Company will continue to operate its business following the Short-Form Merger;

●	net book value, because:

o	Net book value is not a material indicator of the Company's going concern value;

o	Book value primarily reflects historical costs;

o	Net book value does not take into account:

■	The Company's prospects;

■	Current market conditions;

■	Industry trends; and

■	Business risks inherent in the industry.

The Audit Committee did not seek to determine a pre-merger going concern value for the shares of Common Stock to evaluate the fairness of the Per Share Merger Consideration to the Unaffiliated STCN Stockholders. The Audit Committee believed that the trading price of the shares of Common Stock at any given time represents the best available indicator of the Company's going concern value at that time so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction.

The foregoing discussion is not exhaustive, but is intended to summarize the material information and factors considered by the Audit Committee in its consideration of the Short-Form Merger for purposes of the Stockholders’ Agreement. The Audit Committee reached the decision to approve the Short-Form Merger for purposes of the Stockholders’ Agreement in light of the various factors described above and other factors that the Audit Committee felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the Audit Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Audit Committee conducted an overall analysis of the factors described above, including through discussions with the Company's management and the Committee's legal and financial advisors, and considered the factors overall to be favorable to, and to support, their determination.

It should be noted that this explanation of the Audit Committee's reasoning and certain information presented in this section is forward-looking in nature and should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Information.”

Opinion of Advisor to the Audit Committee

The Audit Committee engaged and retained MPI (or the “Advisor”) to deliver an opinion (the “Opinion”) to the Audit Committee as to the fairness, from a financial point of view, of the Per Share Cash Merger Consideration being remitted to the STCN Unaffiliated Stockholders in connection with the Short-Form Merger. The effective date of the Opinion is November 26, 2024 (the “Opinion Effective Date”).

On November 27, 2024, MPI delivered its oral opinion to the Board, subsequently confirmed in writing on December 2, 2024, to the effect that and subject to the various assumptions, qualifications and limitations set forth therein, as of the Opinion Effective Date, and subject to the limitations stated herein, the Per Share Cash Merger Consideration is fair from a financial point of view to the Unaffiliated STCN Stockholders, considered in the context of the Short-Form Merger viewed in its entirety.

The full text of MPI’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by MPI in delivering its Opinion, is attached as Exhibit (c)(1) hereto and incorporated by reference. The Opinion should be read carefully and in its entirety. The Opinion is limited to the fairness, from a financial point of view, to the Unaffiliated STCN Stockholders as it pertains to the Per Share Cash Merger Consideration received in connection with the Short-Form Merger. MPI expresses no opinion whatsoever as to settlement of the Reith Litigation, the Reith CVR, its terms, or any value associated therewith. Further, MPI expresses no opinion regarding the appropriateness of the process conducted by the Company, or its representatives, in soliciting or negotiating Short-Form Merger. The Opinion does not address the relative merits of Short-Form Merger as compared to other investment alternatives or strategies that might be available to the Company, nor does it address the underlying decision of the Audit Committee to approve the Short-Form Merger pursuant to the Stockholders’ Agreement. The Opinion is not intended to be and does not constitute a recommendation to the Audit Committee as to whether it should approve the Short-Form Merger pursuant to the Stockholders’ Agreement.

In arriving at its Opinion, MPI reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

i.	Reviewed the request for approval of the Short-Form Merger, as presented by Steel Partners to the Audit Committee;

ii.	Reviewed certain corporate governing documents and other corporate and shareholder organization materials that were deemed pertinent;

iii.	Examined historical and projected financial information provided by management of STCN and ModusLink;

iv.	Reviewed other documents and related industry information and statistics deemed relevant;

v.	Interviewed management of both STCN and ModusLink concerning their histories, operations, financial performance and condition, competition, outlooks, strengths, weaknesses, opportunities, and threats, as well as other aspects of the businesses we considered pertinent;

vi.	Reviewed publicly available information on selected guideline public companies and guideline precedent transactions;

vii.	Performed discounted cash flow analyses and sensitized the results based on a range of selected inputs;

viii.	Performed guideline publicly traded company analyses and sensitized the results based on a range of selected inputs;

ix.	Performed guideline transaction analyses and sensitize the results based on a range of selected inputs;

x.	Reviewed and analyzed the trading history of STCN Common Stock;

xi.	Considered such other information regarding the Company, its securities, and its industry deemed relevant by MPI, including the terms and features of its capital stack, the current economic environment, in general, and the specific economic factors bearing on firms competing in the industry; and

xii.	Conducted studies, analyses, and inquiries as MPI deemed appropriate.

MPI was provided and has relied upon a representation letter from Ryan O’Herrin, Chief Financial Officer of the Company, regarding, among other things, the accuracy and completeness of the information provided to MPI in connection with rendering the Opinion. MPI has not independently verified any of the information concerning the Company with which it was provided in connection with its review of the Short-Form Merger and, for purposes of the Opinion, MPI has assumed and relied upon the accuracy and completeness of all such information. Historical financial information included the following: (a) Financial statements for STCN derived from Form 10-K reports for Fiscal Years 2020 (July) to 2024; (b) Unaudited, internally prepared by management, financial statements for STCN for the first quarter period ending October 31, 2024; (c) Unaudited, internally prepared by management, financial statements for ModusLink for the fiscal years 2020 (July) to 2024 and for the latest quarter ending October 31, 2024; (d) tabulation of Corporate Costs for fiscal years 2022 (July) to 2024; (e) tabulation of U.S. federal, state, and international NOLs; and (f) balances of cash and investment securities as of November 26, 2024.

With respect to the projected financial information made available to MPI and used in the analysis, MPI has assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to expected future financial performance. Projected financial information included the following: (a) Projected financial statements for ModusLink for fiscal years 2025 (July) to 2028. Management also provided specific guidance relative to projections for Corporate Costs and NOLs which MPI utilized in calculating the present values of these items.

MPI has not been engaged to assess the achievability of any projections or other assumptions used in management’s forecasts or guidance. In addition, MPI has not conducted a physical inspection or appraisal of any of the assets, properties, or facilities of the Company, nor has MPI been furnished with any such evaluation or appraisal. The Opinion is based upon market, economic, financial and other considerations as they existed on, and can be evaluated as of, November 26, 2024. Any change in such conditions will require a reevaluation. MPI has assumed that there are no legal issues regarding the Company or Short-Form Merger that would affect the Opinion and has relied on this assumption without undertaking any independent investigation or inquiry. MPI provided no legal advice to any person (or entity) in connection with the Short-Form Merger.

MPI did not consider any potential legislative or regulatory changes being considered or recently enacted by the United States or any other foreign government or other regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, foreign securities regulatory authorities, or any similar foreign regulatory body or board.

In rendering its Opinion, MPI has assumed that the Short-Form Merger will be consummated on the terms and subject to the conditions as presented by Steel Partners to the Audit Committee. MPI has also assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on the Short-Form Merger. MPI assumed that the final form of any agreement by and among Steel Partners and STCN would be substantially similar, with regard to terms, associated with the offer as presented. MPI assumed that the Short-Form Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable rules and regulations. MPI’s Opinion does not constitute a recommendation to the Audit Committee as to whether to approve the Short-Form Merger. MPI’s Opinion does not imply any conclusion as to what the value, price, or the trading range of Common Stock actually will be before or after the announcement or the consummation of the Short-Form Merger, which may vary depending on numerous factors that generally influence the price of securities.

Overview of Financial Analyses

In preparing its Opinion to the Audit Committee, MPI performed a variety of analyses including but not necessarily limited to those described below. This section constitutes a summary of the material financial analyses performed by MPI in connection with the preparation of its opinion and reviewed with the Audit Committee. The summary included herein is not a complete description of the analyses.

The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Neither the Opinion nor its underlying analyses are readily susceptible to summary description. MPI arrived at its Opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology, or factor. Hence, the analyses and the following summary must be considered as a whole and selecting portions of the analysis, methodologies, and factors, without considering the totality of the analysis, may create a misleading or incomplete view of the processes, analyses, and Opinion.

In arriving at its Opinion, MPI reviewed details pertaining to STCN and the Short-Form Merger and determined its valuation process, approaches, and methodologies accordingly. The Opinion contemplates the indicated values of STCN and its underlying assets the fairness, from a financial point of view, of the Per Share Cash Merger Consideration to the Unaffiliated STCN Stockholders. In determining the value of STCN, MPI completed the following:

a)	determined the value of the equity of ModusLink;

b)	determined the value associated with Corporate Costs; and

c)	determined the value of the STCN’s net remaining assets including NOLs and other non-operating assets, primarily cash and equivalents and investment securities.

It should be noted that MPI’s analysis did not contemplate any post-Transaction synergies which may become available to STCN relating to becoming a wholly-owned subsidiary of Steel Partners.

ModusLink

ModusLink is a supply chain business process management company serving clients in markets such as consumer electronics, communications, computing, medical devices, software, and retail. ModusLink designs and executes elements in its clients’ global supply chains to improve speed to market, product customization, flexibility, cost, quality, and service. ModusLink also produces and licenses an entitlement management solution for activation, provisioning, entitlement subscription, and data collection from physical goods (connected products) and digital products.

Discounted Cash Flow Analysis

MPI performed discounted cash flow analyses to determine the value of ModusLink by calculating the estimated net present value of its projected cash flows for the fiscal years ending July 31, 2025 to July 31, 2028. The ModusLink financial income statement projections were provided by management and used without adjustment. Management also provided data required to determine unlevered, free cash flows including capital expenditures, depreciation, and projected balance sheets which were used to compute changes in net working capital. MPI adjusted depreciation from a U.S. GAAP basis to an estimated tax basis.

The net present values of the future cash flows were calculated using discount rates ranging from 13.9% to 17.9%. MPI also computed terminal values applying a range of long-term growth rates from -1.0% to 3.0% to ModusLink’s normalized fiscal year 2028 projected free cash flow.

Additional discounted cash flow analyses using exit multiple approaches were also considered for illustrative purposes only. The exit multiple discounted cash flow relied upon multiples of revenue and EBITDA which were selected by MPI using its professional judgment and were sensitized in varying ranges generally consistent with the market multiples utilized in the Guideline Public Company Analysis (discussed below).

The discounted cash flow analyses indicated equity values for ModusLink ranging from $62.2 million to $101.3 million. The aforementioned range of values is prior to accounting for outstanding cash on ModusLink’s balance sheet.

Guideline Public Company Analysis

MPI identified public companies which were deemed sufficient to serve as guideline companies for the purpose of conducting a relative valuation analysis. ModusLink operates a niche business and there were no direct and precise publicly traded competitors. Notwithstanding the niche operating business, MPI broadened the search criteria with view to identifying the best possible analogs. The guideline companies deemed most appropriate were as follows:

●	Celestica Inc.

●	Deutsche Post AG

●	Distribution Solutions Group, Inc.

●	FedEx Corporation

●	GXO Logistics, Inc.

●	Kerry Logistics Network Limited

●	Kuehne + Nagel International AG

●	Ryder System, Inc.

●	United Parcel Service, Inc.

Financial data for the selected companies was reviewed for the past five years. However, the focus of MPI’s valuation analysis was on data for the latest twelve-month (“LTM”) period, projected fiscal year 2025, and projected fiscal year 2026. With regard to financial metrics, MPI mainly considered revenues and EBITDA. EBITDA metrics were adjusted to exclude non-recurring items of income or expense.

The ranges of Enterprise Value to Revenue and Enterprise Value to EBITDA multiples are presented in the tabulation below. Enterprise Value is generally equity value plus debt, preferred stock, and minority interests, and less cash and cash equivalents.

Measure of Performance	High	75th%	Median	Average	25th%	Low
Enterprise Value/LTM Revenues	1.62x	1.44x	1.10x	1.08x	0.86x	0.32x
Enterprise Value/Projected 2025 Revenues	1.41x	1.26x	1.05x	0.98x	0.73x	0.29x
Enterprise Value/Projected 2026 Revenues	1.32x	1.20x	0.99x	0.93x	0.68x	0.28x
Enterprise Value/LTM EBITDA	21.54x	12.18x	10.94x	11.17x	6.41x	3.25x
Enterprise Value/Projected 2025 EBITDA	17.25x	10.21x	9.51x	8.91x	5.39x	3.72x
Enterprise Value/Projected 2026 EBITDA	15.43x	9.52x	8.67x	8.23x	5.09x	3.72x

Following a relative analysis of ModusLink versus the selected companies, MPI applied selected ranges of multiples as follows: (a) 0.30x to 0.50x times LTM revenue, projected 2025 revenue, and projected 2026 revenue; (b) 3.0x to 4.5x times the LTM EBITDA; and (c) 3.5x to 5.0x times projected 2025 EBITDA and projected 2026 EBITDA. Certain calculations were made for illustrative purposes only. In particular, the LTM data was given less weight in MPI’s analysis given management’s financial projections indicate a decline in EBITDA, among other considerations. The selected multiples resulted in a range of values for ModusLink of $55.0 million to $119.9 million. The aforementioned range of values is prior to accounting for outstanding cash on ModusLink’s balance sheet.

Guideline Transactions Analysis

MPI’s valuation process included a guideline transactions analysis and specifically identifying sale/merger transactions involving target companies in a similar industry to ModusLink. As was the case with the Guideline Public Company Analysis, the niche nature of ModusLink’s business made it difficult to find highly comparable transactions. MPI broadened the search criteria to identify analogs deemed most relevant. The guideline transactions were as follows:

Announced Date	Target	Buyer
9/13/2023	PFSweb, Inc.	GXO Logistics, Inc.
8/10/2023	Omni Logistics, LLC	Forward Air Corporation
11/22/2022	N.A.	N.A.
11/5/2022	ReedTMS Logistics	Werner Enterprises, Inc.
11/1/2022	N.A.	N.A.
11/1/2022	N.A.	N.A.
8/30/2022	GigWorld Inc. (nka:Hapi Metaverse Inc.)	Alset EHome International Inc. (nka:Alset Inc.)
8/4/2022	Atlas Air Worldwide Holdings, Inc.	Apollo Global Management, Inc.; J.F. Lehman and Company, LLC; Hill City Capital LP
3/29/2022	Aries Global Logistics, Inc.	NTG Nordic Transport Group A/S
3/25/2022	Intermodal Business of XPS Logistics in North America	STG Logistics, Inc.
2/20/2022	Clipper Logistics plc (nka:GXO Logistics UK II Limited)	GXO Logistics, Inc.
2/13/2022	Kane Logistics, Inc.	ID Logistics Group SA
1/31/2022	Substantially All of the Assets of Zenith Freight Lines, LLC	J.B. Hunt Transport, Inc.
12/22/2021	LF Logistics Holdings Limited	A.P. Møller - Mærsk A/S
11/1/2021	N.A.	N.A.
9/30/2021	N.A.	N.A.
9/15/2021	N.A.	N.A.
9/9/2021	Echo Global Logistics, Inc.	TJC LP
7/22/2021	Transplace, Inc.	Uber Freight LLC
7/16/2021	N.A.	N.A.
7/8/2021	Imperial Logistics Limited	DP World Limited
7/1/2021	Syncreon.Us Inc.	DP World Limited
6/30/2021	Quad Logistics Services, LLC (nka:HAUListic LLC)	Mullen Group Ltd.
4/27/2021	Agility Global Integrated Logistics	DSV Panalpina A/S (nka:DSV A/S)
3/17/2021	AIT Worldwide Logistics, Inc.	TJC LP
3/5/2021	N.A.	N.A.
12/22/2020	N.A.	N.A.
12/9/2020	Ingram Micro Holding Corporation	Platinum Equity, LLC
10/15/2020	N.A.	N.A.
9/14/2020	DLS Worldwide Logistics Business (nka:TForce Worldwide, Inc.)	TFI International Inc.
7/27/2020	N.A.	N.A.
2/21/2020	N.A.	N.A.
2/19/2020	Performance Team, LLC	A.P. Møller - Mærsk A/S

There were certain additional limitations to the guideline transactions analysis most notably the span of dates over which the transactions were announced and limitations with respect to data availability for the target companies (e.g., financial data was not readily available for a number of the target companies). In addition, actual data with respect to a previously contemplated sale process of ModusLink was readily available in STCN’s prior public filings. Data related to an actual contemplated sale and the results of same were deemed more useful than data from the identified guideline transactions. Therefore, the guideline transaction analysis was de-emphasized as part of MPI’s overall analysis but nevertheless this data was presented to the Audit Committee.

The financial data reviewed among the identified transactions included transaction values divided by revenue and transaction values divided by EBITDA. The overall low high median and mean multiples observed among the transactions are presented in the tabulation below. It should be noted that data was not available for each individual transaction.

Measure of Performance	High	75th %	Median	Average	25th %	Low
Enterprise Value/LTM Revenues	9.42x	1.13x	0.94x	1.15x	0.44x	0.13x
Enterprise Value/LTM EBITDA	29.22x	14.59x	9.13x	10.07x	5.48x	2.62x

Considering the spectrum of data and other factors such as the risk profile of ModusLink as well as prior attempts at transactions for ModusLink, MPI applied selected ranges of multiples as follows: (a) 0.30x o 0.50x times LTM revenue, (b) 3.0x to 4.5x times the LTM EBITDA; and (c) 3.5x to 5.5x times projected 2025 EBITDA. The selected multiples resulted in a range of values for ModusLink of $55.0 million to $119.9 million. As noted, data presented herein relative to the Guideline Transactions Approach was included for illustrative purposes only.

Corporate Costs, NOLs, and other Non-Operating Assets

MPI deducted the present value of corporate costs, added the present value of NOLs, and added the outstanding balances of other Non-Operating Assets (cash and cash equivalents and investment securities).

	FY 2022	FY 2023	FY 2024
Legal and Professional Fees	5,577,205	8,198,830	1,351,328
Management fees	2,239,555	1,121,783	1,193,653
Board of Director Expenses	1,551,088	2,035,599	1,459,472
Other Fees and Expenses	941,837	167,489	399,928
Travel	(153,874)	8,202	1,874,034
Total Operating Expenses	$10,155,812	$11,531,903	$6,278,416

The legal and professional fees include legal fees, tax professional fees, and other professional fees. Management fees are based on hourly charges for resources of Steel Partners providing management services to STCN. Management fees do not include any charges for the CEO. The Board expenses include Board of Director fees, stock compensation expenses, and D&O insurance expenses. Travel fees include the cost of travel to identify business development opportunities as well as management visits to Company locations. Other fees and expenses include franchise taxes, dues and subscriptions, bank fees, and other expenses. Management represented that the historical costs from FY 2024 reflect a reasonable baseline for the costs going forward with the application of a 4.0% inflationary growth rate. MPI sensitized the inflationary growth rate in a range of 2.0% to 4.0%.

Management provided a detailed table of Federal, State, and International net operating losses including expiration dates and current utilization. Following discussions with management, future utilization was estimated based on projected ModusLink pre-tax income as well as a range of potential income from investment of the cash and investment securities. According to management, no utilization of the foreign NOLs was expected.

With respect to cash and investment securities, MPI considered an adjustment to the reported balance for cash required for ModusLink’s operations and certain expenditures identified by management.

Concluded Equity Value

MPI primarily considered the discounted cash flow analyses and Guideline Public Company analyses as it relates to ModusLink. The discounted cash flow analyses were given greater relative consideration due to limitations associated with the identified public comparable companies and the ability to directly quantify value using management’s ModusLink projections, among other considerations. MPI selected an indicated Enterprise Value range for ModusLink of $60.0 million to $100.0 million. The present values of Corporate Costs and NOLs, as well as the range of value determined for other Non-Operating Assets were added to determine a final equity valuation range, as presented below.

	Low Value		High Value
		Per Share (a)		Per Share (a)
Range of Values of ModusLink Operations	$60,000	$2.30	$100,000	$3.83
Less: Value of Corporate Expenses	(55,800)	$-2.14	(38,200)	$-1.46
Plus: Value NOL	18,600	$0.71	39,000	$1.49
Plus: Cash and Investments	260,400	$9.97	280,400	$10.73
Less: Series C Liquidation Preference	(35,000)	$-1.34	(35,000)	$-1.34
Range of Fair Values (Excludes Reith)	$248,200	$9.50	$346,200	$13.25

Note:

(a)	Based on 26.130 million shares of Common Stock outstanding on a fully diluted basis, excluding the Series C Preferred Stock, as the conversion price of the Series C Preferred Stock is higher than the Per Share Cash Merger Consideration.

Other Information

MPI reviewed publicly available information regarding STCN’s common stock. The information included select volume-weighted average stock price (“VWAP”) and historical trading activity for the periods described below, all ending on the Effective Date.

				Implied Premiums with CVR
		Implied	Market	(ILLUSTRATIVE ONLY)
Time Period	Price	Premium (a)	Data (b)	CVR $0.80	CVR $1.00	CVR $1.20
November 26, 2024 Closing Price	$10.29	11.3%	18.3%	19.0%	21.0%	22.9%
5-day VWAP	$9.94	15.2%	20.5%	23.2%	25.2%	27.2%
10-day VWAP	$9.96	15.0%	22.6%	23.0%	25.0%	27.1%
30-day VWAP (c)	$10.07	13.7%	22.4%	21.7%	23.6%	25.6%
60-day VWAP (c)	$10.24	11.8%	21.3%	19.7%	21.6%	23.6%

Notes:

(a)	Reflects premium implied by Cash Consideration.
(b)	Reflects median premiums greater than 0.0% in majority buying out minority. Excludes negative premiums. Source: Capial IQ.
(c)	Market data is based on Capital IQ's 1-month and 3-month premiums.

Other Matters

FMPI was engaged by the Audit Committee to act as its financial advisor in connection with the Short-Form Merger and received a fee of $300,000 for all services rendered. MPI’s fee is not contingent upon the closing of the Short-Form Merger. MPI has not rendered valuation services to the Company in the past. The Company has agreed to indemnify MPI for certain liabilities arising out of the rendering of its Opinion.

MPI prepared these analyses for the purpose of providing an opinion to the Audit Committee as to the fairness, from a financial point of view, of the Per Share Cash Merger Consideration to the Unaffiliated STCN Stockholders. Any estimates contained in these analyses are not necessarily indicative of actual future results. Accordingly, MPI assumes no responsibility if future results are materially different from those forecasted in such estimates.

The Audit Committee selected MPI to prepare the fairness opinion in connection with the Short-Form Merger based on MPI’s reputation. The issuance of MPI’s Opinion was authorized by MPI’s fairness opinion committee. The foregoing description is only a summary of the analyses and examinations that MPI deems material to its Opinion. It is not a comprehensive description of all analyses and examinations actually conducted by MPI. The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances and, therefore such an opinion is not readily susceptible to partial analysis or summary description. MPI believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board. In addition, MPI may have given some analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis.

In performing its analyses, MPI made numerous assumptions with respect to industry and market information, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by MPI are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by MPI with respect to its Opinion.

Approval of Security Holders

Because the Short-Form Merger is being effected pursuant to Section 267 of the DGCL, it does not require approval by the stockholders of Steel Connect or the STCN Board, and the STCN Board has therefore not approved or disapproved the Short-Form Merger.

SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger

Purposes

The purpose of the Short-Form Merger is for SPLP to acquire sole ownership of the Company and provide a source of liquidity to the STCN public stockholders for their shares of Common Stock. The SP Group intends to cause Acquisition Co. to effect the Short-Form Merger on or about January 1, 2025, or as soon as practical thereafter.

Reasons and Alternatives

SP Group believes that effecting the transaction by way of a short-form merger is the quickest and most cost-effective way for the SP Group to acquire sole ownership of STCN and to provide the Unaffiliated STCN Stockholders with the Per Share Merger Consideration for their shares of Common Stock.

In determining whether to effect the Short-Form Merger, SP Group considered the following factors to be the principal benefits of taking STCN private:

●	the reduction in the amount of public information available to competitors about STCN’s businesses that would result from the termination of STCN’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and any other requirements of the SEC;

●	the decrease in costs associated with being a public company, which the SP Group anticipates should result in savings of at least $3.2 million per year. The SP Group estimates that if they had earlier suspended STCN’s filing and other obligations under the Exchange Act, STCN would have achieved cost savings in excess of $3.2 million in each of the past two fiscal years with respect to the public reporting requirements. As a privately held entity, STCN would no longer be required to file quarterly, annual or other periodic and current reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, comply with certain provisions of the Sarbanes-Oxley Act of 2002 (“SOX”), maintain a board of directors that includes independent members, and pay director and officer liability insurance premiums, independent auditors’ fees, legal fees, transfer agent fees, printing costs, and other costs related to being a public company;

●	the elimination of additional burdens on management associated with public reporting and other tasks resulting from STCN’s public company status, including, for example, the dedication of time by, and resources of, STCN’s management and STCN’s Board to stockholder inquiries and investor and public relations;

●	the greater flexibility that STCN’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-SEC reporting company;

●	as a wholly owned subsidiary of SPLP, STCN may be in a position to better utilize its deferred tax assets, which would benefit SPLP and STCN;

●	the immediate liquidity for the public stockholders of the Common Stock at the same time without the payment of any brokerage fees or commissions, especially considering (i) the lack of interest by institutional investors in companies with a limited public float such as STCN (STCN’s public float was 2,255,794 shares as of November 13, 2024) and (ii) the fact that the public market has historically offered minimal liquidity for STCN stockholders, as average daily trading volume of shares of Common Stock during the three-month period ended October 31, 2024 and July 31, 2024 was only 10,628 shares and 15,148 shares, respectively; and

●	the ability to afford the Unaffiliated STCN Stockholders the opportunity to receive cash for their shares at a price considered fair by the SP Group (or, in the alternative, the right for such stockholders to seek an appraisal of the fair value of such shares in accordance with Section 262 of the DGCL).

SP Group also considered a variety of risks and other potentially negative factors for the public stockholders following the Short-Form Merger, including that:

●	SPLP and the SP Group members will be the sole beneficiaries of the cost savings that result from the Short-Form Merger;

●	if STCN’s financial condition improves, the public stockholders will not participate in any future earnings of or benefit from any increases in the Surviving Corporation’s value; rather, only SPLP and the SP Group members would benefit by an increase in the value of the Surviving Corporation;

●	for U.S. federal income tax purposes generally, the cash payments made to the public stockholders pursuant to the Short-Form Merger may be taxable to the public stockholders; and

●	the Unaffiliated STCN Stockholders were not represented in discussions about the Short-Form Merger by STCN’s Board (which, by statute, is not required to be involved in a short-form merger), though the Audit Committee is an independent committee that negotiated the Short-Form Merger and determined the fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders.

SP Group’s Position on the Fairness of the Short-Form Merger

Under the SEC rules governing “going private” transactions, each of the SP Group members is required to express his, her or its belief as to the fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders. Each of the SP Group members is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. However, the SP Group is under no obligation to cause Acquisition Co. to consummate the Short-Form Merger and could decide to withdraw from the transaction at any time before it becomes effective.

The SP Group has interests in the Short-Form Merger that are different from those of the other stockholders of the Company by virtue of its continuing interests in the Surviving Corporation after the completion of the Short-Form Merger. The SP Group’s financial interest is to acquire sole ownership of the Company on terms that are fair to and in the best interests of the SP Group, and not necessarily to the Unaffiliated STCN Stockholders, subject to the understanding that stockholders whose shares are to be converted into the right to receive the Per Share Merger Consideration possess a statutory right to pursue appraisal rights in which the Delaware Court will determine the “fair value” (as such term is defined by Delaware statutory and common law) of the Common Stock. The Audit Committee consists of three directors of the STCN Board who are not affiliated with the SP Group members, are not employees of STCN or any of its affiliates and have no financial interest in the Short-Form Merger different from, or in addition to, the interests of the Unaffiliated STCN Stockholders other than their interests described under “Item 11 – Interest in Securities of the Subject Company” beginning on page 50. Accordingly, the SP Group believes that the members of the Audit Committee are independent and disinterested directors of SPLP, who would independently evaluate the fairness of the terms of the Short-Form Merger to the Unaffiliated STCN Stockholders when deciding to approve the Short-Form Merger pursuant to the Stockholders’ Agreement.

The SP Group did not participate in the deliberations of the Audit Committee or receive any advice from the Audit Committee’s independent legal or financial advisors as to the substantive or procedural fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders. The SP Group has not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders. No financial advisor provided the SP Group with any analysis, opinion or appraisal with respect to the fairness of the Per Share Merger Consideration to the Unaffiliated STCN Stockholders.

Based on its knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analyses and resulting conclusions of, the Audit Committee discussed under “Special Factors — The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement” beginning on page 14), each SP Group member believes that the Short-Form Merger is substantively and procedurally fair to the Unaffiliated STCN Stockholders based on its consideration of the following factors, which are not listed in any relative order of importance:

●	the Audit Committee, consisting entirely of independent directors who are not officers or employees of STCN or SPLP and who are not affiliated with any member of the SP Group, was established and given authority to, among other things, review, evaluate and negotiate the terms of the Short-Form Merger and to determine whether to approve the Short-Form Merger pursuant to the Stockholders’ Agreement, including not to engage in the Short-Form Merger;

●	members of the Audit Committee do not have any interests in the Short-Form Merger different from, or in addition to, those of the Unaffiliated STCN Stockholders, other than the Audit Committee members are entitled to continued rights to indemnification coverage, advancement of expenses and exculpation from liabilities;

●	the Audit Committee retained and was advised by its legal and financial advisors who are experienced in advising committees such as the Audit Committee in similar transactions;

●	the SP Group did not participate in or seek to influence the deliberative process of, the conclusions reached by, or other activities of, the Audit Committee;

●	the Audit Committee had no obligation to approve the Short-Form Merger, or any other transaction, pursuant to the Stockholders’ Agreement;

●	the Audit Committee was fully informed about the extent to which the interests in the Short-Form Merger of certain STCN stockholders who are also SP Group members differed from those of the Unaffiliated STCN Stockholders;

●	the Audit Committee determined that the terms of the Short-Form Merger are substantively and procedurally fair to the Unaffiliated STCN Stockholders;

●	the shares of Common Stock traded as low as $7.55 per share during the 52-week period prior to the announcement of the Short-Form Merger on November 29, 2024;

●	the Per Share Cash Merger Consideration is all cash, which allows the Unaffiliated STCN Stockholders to immediately realize certainty of value and liquidity without incurring brokerage and other costs typically associated with market sales (including the limited trading liquidity for the shares of Common Stock on Nasdaq Capital Market) and allows the Unaffiliated STCN Stockholders not to be exposed to risks and uncertainties relating to the prospects of the Company;

●	the Per Share Merger Consideration and the other terms and conditions of the Short-Form Merger were the product of arms’ length negotiations between the Audit Committee and its advisors on the one side and the SP Group and its advisors on the other side;

●	the recognition of the potential disadvantages that the Company would continue to face as an SEC-reporting public company, including continuing to be subject to the (i) regulatory compliance costs and (ii) requirement to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company;

●	the ability of the Audit Committee to withdraw its approval of the Short-Form Merger pursuant to the Stockholders’ Agreement;

●	the fact that through the receipt of the Reith CVR, if the Reith Net Litigation Proceeds have not been distributed prior to the Effective Time, eligible stockholders will be entitled to receive their portion of the Reith Net Litigation Proceeds if the court approves the Proposed Settlement of the Reith Litigation;

●	the Short-Form Merger is not conditioned on any financing being obtained by SP Group, thus increasing the likelihood that, so long as the Audit Committee does not determine to withdraw its approval of the Short-Form Merger, the Short-Form Merger will be consummated and the Per Share Merger Consideration will be paid to the Unaffiliated STCN Stockholders; and

●	the ability of the Common Stock holders to exercise appraisal rights under Section 262 of the DGCL, which provides such stockholders with the opportunity to have the Delaware Court determine the “fair value” (as defined pursuant to Section 262 of the DGCL and common law) of their shares of Common Stock (which may be more than, less than or the same as the amount such stockholders would have received under the terms of the Short-Form Merger) and to receive payment based on that valuation in lieu of receiving the Per Share Merger Consideration.

The SP Group did not consider the Company’s net book value, which is defined as total assets minus total liabilities, as a factor. The SP Group believes that net book value, which is an accounting concept based on historical costs, is not a material indicator of the value of the Company as a going concern because it does not take into account the future prospects of the Company, market conditions, trends in the industry in which the Company conducts its business or the business risks inherent in competing with other companies in the same industry.

The SP Group considered the fact that while the Per Share Cash Merger Consideration is lower than recent trading prices of the Common Stock and is lower than the purchase prices paid in certain recent transactions by members of the SP Group, as disclosed in “Item 2. Subject Company Information,” the SP Group believes that such prices reflect the potential receipt of Reith Net Litigation Proceeds. The SP Group believes that the terms of the Short-Form Merger are fair to the Unaffiliated STCN Stockholders because they will receive the Per Share Merger Consideration, which includes an entitlement to receive their pro rata portion of the Reith Net Litigation Proceeds, if any, through the Reith CVR. If the Proposed Settlement or any other potential settlement is not approved by the Delaware Court, stockholders will not receive any value for their Reith CVR. If the Proposed Settlement is approved by the Delaware Court, the SP Group estimates the value of the Reith CVR will be approximately $0.89 to $1.15 per share. The SP Group considered the risk that holders of the Reith CVRs may not receive any Reith Net Litigation Proceeds, or such proceeds may be lower than estimated, as a result of the court’s rulings with respect to the Proposed Settlement, which may affect whether any payment is made under the Reith CVR or the amount of any such payment. For example, the Delaware Court may determine that the attorney’s fees or expenses are higher than estimated or requested, thereby lowering the estimated amount of the Reith Net Litigation Proceeds, which would reduce the amount of any payment under the Reith CVR, or determine that holders are not entitled to any payment.

In its consideration of the fairness of the Short-Form Merger, the SP Group did not consider the Company’s liquidation value to be a relevant valuation method because it considers the Company to be a viable, going concern business where value is derived from cash flows generated from its continuing operations and because the Company plans to continue to operate its business following the Short-Form Merger.

The SP Group did not seek to establish a pre-merger going concern value for the shares of Common Stock to determine the fairness of the Per Share Merger Consideration to the Unaffiliated STCN Stockholders.

Except as described in “Special Factors - Background of the Short-Form Merger,” none of the SP Group members is aware of, and thus did not consider in its fairness determination, any offers or proposals made by any unaffiliated third parties with respect to (a) a merger or consolidation of the Company with or into another company, (b) a sale of all or a substantial part of the Company’s assets or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

The SP Group did not perform or receive any independent reports, opinions or appraisals from any third party related to the Short-Form Merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders.

The foregoing is a summary of the information and factors considered and given weight by each of the SP Group members in connection with its evaluation of the substantive and procedural fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders, which is not intended to be exhaustive, but includes all material factors considered by the SP Group. The SP Group did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching their conclusion as to the substantive and procedural fairness of the Short-Form Merger to the Unaffiliated STCN Stockholders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

Each of the SP Group members believes these factors provide a reasonable basis for its belief that the Short-Form Merger is substantively and procedurally fair to the Unaffiliated STCN Stockholders.

Effects of the Short-Form Merger

At the Effective Time, Acquisition Co. will be merged with and into STCN, the separate limited liability company existence of Acquisition Co. will cease and STCN will continue its corporate existence under Delaware law as the Surviving Corporation in the Short-Form Merger, with all of its rights, privileges, immunities, powers and franchises continuing unaffected by the Short-Form Merger.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will immediately be converted into the right to receive the Per Share Merger Consideration, without interest and less applicable withholding taxes.

Following the Short-Form Merger, the entire equity in the Surviving Corporation will ultimately be owned by SPLP. If the Short-Form Merger is completed, the SP Group members will be the sole beneficiaries of STCN’s future earnings and growth, if any (except for any payments in respect of the Reith CVR), and will be entitled to vote on corporate matters affecting STCN following the Short-Form Merger. Similarly, the SP Group members will also bear the risks of ongoing operations, including the risks of any decrease in STCN’s value after the Short-Form Merger.

If the Short-Form Merger is completed, the Unaffiliated STCN Stockholders will have no interest in STCN’s net book value or net earnings. Based on the Form 10-K, the table below sets forth the direct and indirect interests in STCN’s net book value and net earnings of the SP Group members as of and for the year ended July 31, 2024, and what those interests would have been had the Short-Form Merger been completed as of that date.

	Ownership Prior to the Short-Form Merger(1)(2)			Ownership Assuming Completion of the Short-Form Merger(1)(2)
	(in thousands, except % ownership)
Name	Net Book Value	Net Income	% Ownership	Net Book Value	Net Income	% Ownership
SP Group Members	$140,305	$80,062	91%	$154,181	$87,980	100%

(1) Ownership percentages are based on shares of Common Stock outstanding as of November 13, 2024.

(2) The financial results of STCN have been included in SPLP’s consolidated financial statements since May 1, 2023.

A primary benefit of the Short-Form Merger to the Unaffiliated STCN Stockholders will be the right of such stockholders to receive the Per Share Merger Consideration as described above.

The primary detriments of the Short-Form Merger to such Unaffiliated STCN Stockholders include the lack of interest of such stockholders in STCN’s potential future earnings, growth or value (other than the Reith CVR). Additionally, the receipt of cash in exchange for shares of Common Stock pursuant to the Short-Form Merger will generally be a taxable sale transaction for U.S. federal income tax purposes to our stockholders who surrender shares of Common Stock in the Short-Form Merger, as described further under the section entitled “Certain U.S. Federal Income Tax Considerations” beginning on page 34.

In connection with the Short-Form Merger, the SP Group members will receive benefits and be subject to obligations that are different from, or in addition to, the benefits received by STCN’s stockholders generally. The primary benefits of the Short-Form Merger to the SP Group members include their indirect interest in STCN’s potential future earnings and growth which, if STCN successfully executes on its business strategies, could be substantial. Additionally, following the Short-Form Merger, STCN will be a private company, and as such will be relieved of the burdens imposed on companies with publicly traded equity, including the requirements and restrictions on trading that STCN’s directors, officers and beneficial owners of more than 10% of the outstanding shares of Common Stock face as a result of the provisions of Section 16 of the Exchange Act. Finally, as a wholly owned subsidiary of SPLP, STCN may be able to better utilize its deferred tax assets.

The primary detriments of the Short-Form Merger to the members of the SP Group include the fact that all the risk of any possible decrease in STCN’s earnings, growth or value following the Short-Form Merger will be borne by SPLP. Additionally, the investment by SPLP in STCN will not be liquid, with no public trading market for such securities.

In connection with the Short-Form Merger, certain members of STCN’s management will receive benefits and be subject to obligations that may be different from, or in addition to, the benefits and obligations of STCN’s stockholders generally, as described in more detail under “Item 11. Interest in Securities of the Subject Company.” beginning on page 50. Those incremental benefits are expected to include, among others, certain executive officers continuing as executive officers of the Surviving Corporation.

The Common Stock is currently registered under the Exchange Act and quoted on Nasdaq Capital Market under the symbol “STCN.” As a result of the Short-Form Merger, STCN will be wholly owned by SPLP and there will be no public market for STCN’s shares of Common Stock. After the Short-Form Merger, the shares of Common Stock will cease to be listed on Nasdaq Capital Market and price quotations with respect to sales of shares of Common Stock in the public market will no longer be available. In addition, registration of the shares of Common Stock under the Exchange Act will be terminated.

At the Effective Time, the Certificate of Incorporation and the Bylaws of STCN shall continue to be the certificate of incorporation and bylaws of STCN following the Short-Form Merger until thereafter amended in accordance with their respective terms and the DGCL.

Plans for Steel Connect After the Short-Form Merger

It is expected that STCN’s operations will be conducted after the Short-Form Merger substantially as they currently are being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned indirect subsidiary of SPLP. Following the consummation of the Short-Form Merger, the Company will no longer be subject to the Exchange Act’s and Nasdaq Capital Market’s compliance and reporting requirements along with the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

The directors of STCN immediately following the Short-Form Merger are expected to be Jack L. Howard, Ryan O'Herrin and Gary Tankard. The officers of STCN will be the officers of STCN immediately following the Short-Form Merger.

The SP Group members have advised STCN that they do not have any current intentions, plans or proposals to cause STCN to engage in any of the following:

●	an extraordinary corporate transaction with a third party such as a merger;

●	the relocation of any material operations or sale or transfer of a material amount of assets; or

●	any other material changes in its business.

Nevertheless, following the consummation of the Short-Form Merger, the Surviving Corporation’s management and board of directors may implement a legal and management reorganization to combine and align the operations of STCN with other operations owned by SPLP. The Surviving Corporation’s management and board of directors may further initiate a review of STCN and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what additional changes, if any, would be desirable following the Short-Form Merger to enhance the business and operations of STCN and may cause STCN to engage in the types of transactions set forth above if the management or the board of directors decides that such transactions are in the best interest of STCN upon such review. The SP Group members expressly reserve the right to make any changes to STCN operations after consummation of the Short-Form Merger that they deem appropriate considering such evaluation and review or in light of future developments.

THE REITH CVR AGREEMENT

Certain current and former directors of STCN including members of the Audit Committee, Mr. Wald and Mr. Fenton, certain members of the SP Group, including Messrs. Lichtenstein and Howard, SPLP, SPL, SPHG Holdings, HNH and WHX CS, are defendants in the Reith Litigation, in which the plaintiff alleges breach of fiduciary duty and/or aiding and abetting breach of fiduciary duty and unjust enrichment claims in connection with the acquisition of $35.0 million of the Series C Preferred Stock by SPHG Holdings and equity grants made to Messrs. Lichtenstein, Howard and Fejes on December 15, 2017. On April 8, 2024, STCN, together with Messrs. Lichtenstein and Howard, Glen Kassan, William Fejes, Jr., Jeffrey Fenton and Jeffrey Wald, as well as SPLP and SPHG Holdings (collectively, the “Defendants”) and Plaintiff entered into a memorandum of understanding contemplating the settlement of the Reith Litigation. On October 18, 2024, STCN, the plaintiff and the Defendants entered into the Proposed Settlement. If the Court approves the Proposed Settlement, eligible stockholders will be entitled to receive a net payment equal to an aggregate of $6.0 million, less attorneys’ fees and certain expenses. The Proposed Settlement requires Court approval, and there can be no assurances that such approval will be granted. The Court is scheduled to consider whether to approve the Proposed Settlement at a hearing scheduled for December 13, 2024.

If, prior to the Effective Time, STCN has not distributed to the holders of Common Stock the Reith Net Litigation Proceeds, if any, from the proposed settlement of the Reith Litigation, at the Effective Time, SPLP and the Rights Agent will enter into the Reith CVR Agreement. At the Effective Time, each share of Common Stock (other than Excluded Shares and Dissenting Shares) shall convert into the right to receive the Per Share Merger Consideration, including one Reith CVR.

Pursuant to the Reith CVR Agreement, which is consistent with the requirements of the Stockholders’ Agreement, the SP Investors will not receive any portion of the Reith Net Litigation Proceeds with respect to any Waived Shares. Acquisition Co. is not entitled to receive any Reith CVRs in the Short-Form Merger. However, pursuant to the Stockholders’ Agreement, the SP Investors (other than Messrs. Lichtenstein and Howard) are entitled to receive their portion of the Reith Net Litigation Proceeds with respect to the After-Acquired Shares. As a result, the Surviving Company will retain any Reith Net Litigation Proceeds otherwise attributable to the After-Acquired Shares. The remaining Reith Net Litigation Proceeds received would be distributed to the holders of Reith CVRs in accordance with the terms of the Reith CVR Agreement.

The Reith CVRs represent a contractual right only and will not be transferable except in the limited circumstances specified in the Reith CVR Agreement. The Reith CVRs will not be evidenced by certificates or any other instruments and will not be registered with the SEC. The Reith CVRs will not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the Reith CVRs to any holder. In addition, the Reith CVRs shall not represent any equity or ownership interest in SPLP, the Company or any of their affiliates. The foregoing description of the Reith CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Reith CVR Agreement, which is attached hereto as Exhibit (d)(1).

Appraisal Rights.

Under the DGCL, record holders and “beneficial owners” (as defined in Section 262 of the DGCL) of shares of Common Stock who follow the procedures set forth in Section 262 of the DGCL have the right to seek an appraisal of the “fair value” (as defined pursuant to Section 262 of the DGCL) of their shares of Common Stock by the Delaware Court and to receive payment of such fair value, instead of the merger consideration, together with interest, if any, as determined by the Delaware Court. The fair value as determined by the Delaware Court is exclusive of any element of value arising from the accomplishment or expectation of the Short-Form Merger. Following such an appraisal proceeding, the Delaware Court will direct the Surviving Corporation, pursuant to Section 262, to make payment of such fair value of shares of Common Stock subject to such proceeding, together with interest, if any, to the stockholders entitled thereto.

Under Section 262, where a merger is accomplished pursuant to Section 267 of the DGCL, either a constituent corporation before the Effective Time, or the surviving or resulting corporation within 10 days after the Effective Time, must notify each stockholder of each constituent corporation entitled to appraisal rights of the Short-Form Merger and that appraisal rights are available to such stockholders and include in each such notice either a copy of Section 262, or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. The Notice of Merger and Appraisal Rights shall constitute such notice to the stockholders of shares of Common Stock. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, which is available without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262, which is a publicly available electronic resource that may be accessed without subscription or cost. A copy of this Schedule 13E-3 and a Notice of Merger and Appraisal Rights will be given by the Surviving Corporation to record holders of the shares of Common Stock within ten (10) calendar days following the Effective Time.

THIS SCHEDULE 13E-3 DOES NOT CONSTITUTE THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. STOCKHOLDERS SHOULD NOT SEEK TO EXERCISE APPRAISAL RIGHTS, AND DEMANDS FOR APPRAISAL MAY NOT BE MADE, UNTIL AFTER THE NOTICE OF MERGER AND APPRAISAL RIGHTS IS GIVEN TO STOCKHOLDERS.

The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, which is available without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262, which is a publicly available electronic resource that may be accessed without subscription or cost. The Notice of Merger and Appraisal Rights will be given by the Surviving Corporation to record holders of the shares of Common Stock within ten (10) calendar days following the Effective Time.

Any person entitled to appraisal rights will have the right, within twenty (20) days after the date of giving the Notice of Merger and Appraisal Rights, to demand in writing from the Surviving Corporation an appraisal of such person’s shares of Common Stock. Such demand will be sufficient if it reasonably informs the Surviving Corporation of the identity of the person making the demand and that the person intends to demand thereby an appraisal of the fair value of the shares of Common Stock held of record or owned beneficially by such person. Any such demand for appraisal should be executed by or on behalf of the record holder of the shares for which appraisal is demanded. Failure to make such a timely demand may foreclose a person’s right to appraisal. All written demands for appraisal of shares of Common Stock should be sent or delivered to Surviving Corporation at the following address:

Steel Connect, Inc.

590 Madison Avenue, 32nd Floor
New York, NY 10022
Attn: Joseph Martin

A record holder or beneficial owner desiring to exercise their right to appraisal must hold shares of Common Stock upon the making of a demand, continue to hold their shares of Common Stock through the Effective Time, not thereafter withdraw their demand for appraisal of their shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL.

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with the foregoing procedures, provided that (i) such beneficial owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by Surviving Corporation under Section 262 and to be set forth on the verified list of stockholders described below. Alternatively, beneficial owners of shares of Common Stock may have the holder of record of such shares submit the required demand in respect of such shares.

A demand for appraisal signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity must identify the record owner(s) and must be signed in such person’s fiduciary or representative capacity. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must identify and be signed by all of the holders. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; provided the agent identifies the record owner or owners and expressly discloses the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker, fiduciary, depositary or other nominee, holding shares of Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners. In such case, the written demand should set forth the number of shares of Common Stock as to which appraisal is sought, and where no number of shares of Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Within one hundred and twenty (120) calendar days after the Effective Time, the Surviving Corporation or any person entitled to appraisal rights under Section 262 of the DGCL and who has properly demanded an appraisal and who has not effectively withdrawn his, her or its demand (such record holders and beneficial owners being referred to collectively as the “Dissenting Stockholders”), may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the shares of Common Stock held by all of the Dissenting Stockholders. The Surviving Corporation is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, a Dissenting Stockholder desiring to file such a petition is advised to file the petition on a timely basis unless the Dissenting Stockholder receives notice that a petition already has been filed by another Dissenting Stockholder. If a person files a petition, a copy of such petition must be served on the Surviving Corporation. If within the 120-day period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the persons who sought appraisal will become entitled to receive the Per Share Merger Consideration without interest thereon.

Within one hundred and twenty (120) calendar days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of record holders or beneficial owners of such shares of Common Stock. Such statement must be mailed within ten (10) calendar days after the later of (i) a written request therefor has been received by the Surviving Corporation and (ii) the expiration of the period for the delivery of demands for appraisal.

If a petition for an appraisal is timely filed, service of a copy thereof shall be made upon the Surviving Corporation. Within twenty (20) days after such service, the Surviving Corporation will be obligated to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded payment for their shares of Common Stock and with whom agreements as to the value of such shares of Common Stock have not been reached. Upon the filing of the petition, the Delaware Court may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the verified list. The costs of these notices are borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court shall determine which persons are entitled to an appraisal of their shares of Common Stock. The Delaware Court may require that Dissenting Stockholders submit to the Register in Chancery their stock certificates that had represented shares of Common Stock for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with this request. The Delaware Court shall conduct the appraisal proceeding in accordance with the Delaware Court’s rules, including any rules specifically governing appraisal proceedings. The shares of Common Stock will be appraised by the Delaware Court at their “fair value,” exclusive of any element of value arising from the accomplishment or expectation of the Short-Form Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The determination of the “fair value” of the shares of Common Stock shall be based upon all factors deemed relevant by the Delaware Court. The value so determined for shares of Common Stock could be equal to, or more or less than, the Per Share Merger Consideration to be delivered pursuant to the Short-Form Merger. Investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL.

If within the 120-day period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the persons who sought appraisal will become entitled to receive the Per Share Merger Consideration without interest thereon. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. If you exercise your appraisal rights and an appraisal proceeding is commenced, the Surviving Corporation may make a voluntary cash payment to you prior to the time the Delaware Court makes a final judgment in the appraisal proceeding. If the Surviving Corporation makes such prepayment, interest will accrue only on the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court and (ii) interest accrued before the prepayment, unless paid at the time of such prepayment.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list and who has submitted his, her or its certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he or she is not entitled to appraisal rights.

The Delaware Court shall direct the payment of the fair value of the shares of Common Stock, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment shall be so made to each such person upon the surrender to the Surviving Corporation of his, her or its certificates. The Delaware Court’s decree may be enforced as other decrees in the Delaware Court may be enforced.

No appraisal proceeding in the Delaware Court shall be dismissed as to any person without the approval of the Delaware Court, and such approval may be conditioned upon terms which the Delaware Court deems just. This shall not, however, affect the right of a person who has not commenced an appraisal proceeding as to the shares of Common Stock, or joined such an appraisal proceeding as a named party, to withdraw his, her, or its demand for appraisal within sixty (60) days after the Effective Time and to accept the Per Share Merger Consideration.

Any person who has demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Common Stock (except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time).

If any stockholder who demands appraisal of shares of Common Stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such person will be converted into the right to receive the Per Share Merger Consideration. If no petition is filed within one hundred and twenty (120) calendar days after the Effective Time, all rights to appraisal will cease and all of the Dissenting Stockholders will become entitled to receive the Per Share Merger Consideration, without interest thereon. An appraisal demand may be withdrawn by a person within sixty (60) days after the Effective Time without the approval of the Surviving Corporation, or thereafter with the approval of the Surviving Corporation; provided that the person shall not have commenced an appraisal proceeding with respect to shares of Common Stock or joined such a proceeding as a named party. Upon the effective withdrawal of an appraisal demand by a person, such person will be entitled to receive only the Per Share Merger Consideration. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by record holders or beneficial owners desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262, which is a publicly available electronic resource that may be accessed without subscription or cost. Any person considering demanding appraisal is advised to consult legal counsel.

STOCKHOLDERS ARE URGED TO READ SECTION 262 OF THE DGCL IN ITS ENTIRETY AND TO CONSULT WITH LEGAL COUNSEL AND ANY OTHER APPROPRIATE ADVISORS, BECAUSE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences relevant to a U.S. Holder and Non-U.S. Holder (each as defined below) of STCN resulting from the Short-Form Merger. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, United States judicial decisions, administrative pronouncements, existing and proposed U.S. Treasury Regulations (“Treasury Regulations”), and published rulings, all as in effect as of the date hereof. This summary assumes that each U.S. Holder and Non-U.S. Holder of Common Stock have held their Common Stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service (“IRS”) with respect to any of the United States federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not challenge any of the conclusions that are described herein or that a court would not sustain such challenge.

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under U.S. federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired their stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services, investors that are partnerships or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes (and investors therein), U.S. expatriates and former citizens or long-term residents of the United States, investors that are “controlled foreign corporations” or “passive foreign investment companies,” investors who properly demand appraisal of their shares of Common Stock under Delaware law, or investors that own or have owned, directly or constructively, more than 5% of STCN’s Common Stock). Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the Medicare tax on net investment income.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares of Common Stock that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any state thereof (or the District of Columbia);

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust; or (y) that has an election in effect under applicable Treasury Regulations to be treated as a United States person.

A “Non-U.S. Holder” means a beneficial owner of shares of Common Stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate and that is not a U.S. Holder.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds shares of Common Stock, you should consult your tax advisor regarding the tax consequences of the Short-Form Merger.

ALL BENEFICIAL OWNERS OF SHARES OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SHORT-FORM MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Receipt of Cash

U.S. Holders

The receipt of cash by a U.S. Holder, pursuant to the Short-Form Merger or pursuant to the U.S. Holder’s statutory appraisal rights, is anticipated to be a taxable transaction for U.S. federal income tax purposes. In general, if the transaction is treated as “closed” rather than an “open transaction” for U.S. federal income tax purposes (as described under “Receipt of Reith CVR and Payments Thereunder”), then, for U.S. federal income tax purposes, a U.S. Holder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between (i) the amount of cash the U.S. Holder receives in the Short-Form Merger and the fair market value of the Reith CVRs received, as determined for U.S. federal income tax purposes, and (ii) the U.S. Holder’s adjusted tax basis in the Common Stock. A U.S. Holder’s adjusted tax basis in a share of Common Stock will generally be the cost at which it was purchased by such U.S. Holder. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code. The cash payments made to U.S. Holders pursuant to the Short-Form Merger will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations.

Non-U.S. Holders

Generally, a Non-U.S. Holder will not be subject to U.S. federal income taxes upon the exchange of the Non-U.S. Holder’s shares for cash in the Short-Form Merger provided:

●	the Non-U.S. Holder’s capital gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States); and

●	in the case of an individual, the non-U.S. Holder is not present in the United States for 183 days or more during the current taxable year and certain other circumstances exist.

A Non-U.S. Holder whose capital gain is effectively connected with the conduct of a U.S. trade or business will be required to pay U.S. federal income tax on the net gain derived from the disposition of Common Stock at the graduated tax rates that apply to U.S. Holders, and if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, it may also be required to pay a branch profits tax at a thirty percent (30%) rate or a lower rate if so specified by an applicable income tax treaty. A Non-U.S. Holder who is present in the U.S. for 183 days or more will be subject to a flat thirty percent (30%) United States federal income tax on the gain derived from the disposition of Common Stock in the Short-Form Merger, which may be offset by U.S. source capital losses.

Receipt of Reith CVR and Payments Thereunder

There is substantial uncertainty as to the tax treatment of the Reith CVRs. This uncertainty primarily relates to two issues: (1) whether the receipt of the Reith CVRs should be treated as an “open” or “closed” transaction and (2) the character and timing of any gain or loss with respect to the Reith CVRs. The receipt of the Reith CVRs as part of the Short-Form Merger consideration may be treated as a “closed transaction” or an “open transaction” for U.S. federal income tax purposes, which affects the amount of gain, if any, that may be recognized at the time of the consummation of the Short-Form Merger. For "closed transaction" treatment to apply, the fair market value of the Reith CVRs must be "reasonably ascertainable" at the time of the Short-Form Merger. There is no legal authority directly on point addressing whether contingent value rights with characteristics similar to the Reith CVRs should be taxed as an “open transaction” or “closed transaction,” and such question is inherently factual in nature.

It is possible that STCN or SPLP may be required to take a position for tax reporting purposes as to whether the receipt of the Reith CVRs constitutes an "open" or "closed" transaction. Any such position would be disclosed to holders for income tax, withholding, and/or information reporting purposes.

The following sections discuss the possible consequences if the receipt of the Per Share Merger Consideration is treated as an “open transaction” or a “closed transaction” for U.S. federal income tax purposes. Holders are urged to consult their tax advisors with respect to the proper characterization of the receipt of the Reith CVRs.

Closed Transaction Treatment

If the value of the Reith CVRs can be “reasonably ascertained,” which depends on various factors including the likelihood, timing and amount of potential payments, the Short-Form Merger should be treated as a “closed transaction” for U.S. federal income tax purposes and a U.S. Holder would recognize gain or loss upon consummation of the Short-Form Merger taking into account the fair market value of the Reith CVRs, determined on the date of the consummation of the Short-Form Merger. If the Short-Form Merger is a “closed transaction” for U.S. federal income tax purposes, a U.S. Holder’s initial tax basis in the Reith CVRs will equal the fair market value of the Reith CVRs on the date of the consummation of the Short-Form Merger. The holding period of the Reith CVRs will begin on the day following the date of the consummation of the Short-Form Merger.

If the Short-Form Merger is a “closed transaction” for U.S. federal income tax purposes, there is no legal authority directly addressing the U.S. federal income tax treatment of payments that may be received pursuant to the Reith CVRs. This creates uncertainty regarding, the amount, timing, and character of any gains, income or loss with respect to the Reith CVRs. For example, payments received with respect to a Reith CVR may be treated, in whole or in part, as a non-taxable return of a Reith CVR holder’s adjusted tax basis in the Reith CVR.

In the case of a "closed transaction," payments received by a U.S. Holder that exceed the holder's tax basis in the Reith CVR could be treated as: (1) capital gain (long-term capital gain if the U.S. Holder has held the Reith CVR for more than one year), (2) income taxable at ordinary rates, or (3) dividends.

If a payment gives rise to capital gain and is made more than six months following the consummation of the Short-Form Merger, a portion of such payment, with respect to a Reith CVR may constitute imputed interest taxable as ordinary income under Section 483 of the Code, which is subject to withholding with respect to any Non-U.S. Holders. There is no legal authority directly addressing the U.S. federal income tax treatment of the expiration of any rights to receive a cash payment with respect to the Reith CVRs. As a result, a Reith CVR holder may not be able to recognize a loss with respect to the expiration of a right to receive a payment under the Reith CVR until the holder’s right to receive all Reith CVR payments terminates.

It is possible, although STCN does not expect this to occur, that the Reith CVRs could be treated as one or more “debt instruments.” If the Reith CVRs are characterized as debt instruments then payments received with respect to the Reith CVRs generally will be treated as payments in retirement of a “debt instrument,” except to the extent interest is imputed under Sections 1274 and 1275 of the Code. If those rules were to apply, interest generally would be imputed under complex rules at a rate that corresponds to STCN’s borrowing rate for similar instruments. A U.S. Holder will include the imputed interest in income on an annual basis, whether or not currently paid.

Open Transaction Treatment

The receipt of the Reith CVRs would generally be treated as part of an “open transaction” if the value of the Reith CVRs cannot be “reasonably ascertained.” If the receipt of Reith CVRs were treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder would not immediately take the Reith CVRs into account in determining its capital gain (or loss, if allowed and applicable) on the receipt of Reith CVRs upon consummation of the Short-Form Merger and a U.S. Holder would take no tax basis in the Reith CVRs. Rather, subject to the imputed interest rules under Section 483 of the Code as discussed above, the U.S. Holder would recognize gain as payments with respect to the Reith CVRs are received or deemed received in accordance with the U.S. Holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the Reith CVRs), together with the amount of cash received upon consummation of the Short-Form Merger, exceeds such U.S. Holder’s adjusted tax basis in the shares of Common Stock surrendered pursuant to the Short-Form Merger. Moreover, a U.S. Holder who does not receive cumulative consideration having a fair market value at least equal to such U.S. Holder’s adjusted tax basis in the shares of Common Stock surrendered pursuant to the Short-Form Merger will recognize a capital loss in the year that the U.S. Holder’s right to receive further payments under the Reith CVRs terminates. The deductibility of any such capital losses may also be subject to applicable limitations.

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, a portion of any payment due more than six months following the consummation of the Short-Form Merger, with respect to a Reith CVR may constitute imputed interest taxable as ordinary income under Section 483 of the Code. The portion of any Reith CVR payment treated as imputed interest under Section 483 of the Code generally would equal the excess of the amount of the Reith CVR payment over the present value of such amount as of the closing date calculated using the applicable federal rate as the discount rate. A U.S. Holder of a Reith CVR must include in its taxable income interest imputed pursuant to Section 483 of the Code using such holder’s regular method of accounting.

Due to the legal and factual uncertainties regarding the tax treatment of the Reith CVRs, U.S. Holders are urged to consult their own tax advisors to determine the timing and characterization of income, gain or loss resulting from the receipt of payments pursuant to, and expiration of, the Reith CVRs.

Information Reporting and Backup Withholding Tax

Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation on certain reportable payments. Proceeds from the disposition of shares of Common Stock pursuant to the Short-Form Merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of twenty-four percent (24%)). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption must provide its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing and returning an IRS Form W-9, or otherwise establish an exemption from the backup withholding rules. Non-U.S. Holders generally will avoid being subject to backup withholding by providing a properly completed applicable IRS form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and administrative guidance issued thereunder (commonly referred to as, “FATCA”), impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. The U.S. Treasury Department released proposed Treasury Regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of Common Stock. In the preamble to the proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on the disposition of Common Stock pursuant to the Short-Form Merger.

Anticipated Accounting Treatment of the Short-Form Merger

The Short-Form Merger will be accounted for in accordance with GAAP. The Parent has determined that the purchase method of accounting will be used to account for the transaction in accordance with ASC Topic 805, Business Combinations.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the information set forth above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

(a)	Name and Address. The name of the subject company is Steel Connect, Inc., a Delaware corporation. The principal executive office of Steel Connect, Inc. is located at 590 Madison Avenue, 32nd Floor, New York, NY 10022, and its telephone number is (914) 461-1276.

(b)	Securities. See “Item 11 – Interest in Securities of the Subject Company” beginning on page 50 of this Schedule 13E-3.

(c)	Trading Market and Price. The Common Stock is quoted on the Nasdaq Capital Market under the symbol “STCN.” The following table sets forth the high and low sales price per share of Common Stock on the Nasdaq Capital Market (as reported by NASDAQ) during the fiscal quarters indicated:

	Market Price
	High ($)	Low ($)

Fiscal Year Ended July 31, 2025
Second Quarter (through November 13, 2024)	10.65	9.52
First Quarter	12.88	9.66

Fiscal Year Ended July 31, 2024
First Quarter	12.19	8.98
Second Quarter	10.00	8.81
Third Quarter	12.49	7.55
Fourth Quarter	12.95	10.43

Fiscal Year Ended July 31, 2023
Second Quarter	13.63	10.17
Third Quarter	12.60	8.87
Fourth Quarter*	9.95	7.09

*	The Stock Split occurred on June 31, 2023, during the Fourth Quarter of the Fiscal Year Ended July 31, 2023. All prices have been adjusted to reflect the Stock Split.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d)	Dividends. STCN has not paid any dividends on the Common Stock over the past two years.

(e)	Prior Public Offerings. STCN has not made any public offerings of its Common Stock during the last three years.

(f)	Prior Stock Purchases.

Set forth in the table below are all purchases in Common Stock by Steel Excel during each quarter in the two year period ending on January 31, 2025. Other than these purchases, there were no purchases by the Filing Persons:

	Amount of shares of Common Stock purchased		Range of price per share of Common Stock	Average Purchase Price per share of Common Stock
Fiscal Year Ended July 31, 2025
First Quarter	439,673	*	$12.00	$12.00
Second Quarter (through November 13, 2024)	–		–	–

Fiscal Year Ended July 31, 2024
First Quarter	–		–	--
Second Quarter	17,921		$9.30 – 9.63	$9.48
Third Quarter	1,008,881	**	$8.93 – 12.00	$10.37
Fourth Quarter	34,743		$10.50 – 12.04	$11.64

Fiscal Year Ended July 31, 2023
Second Quarter	–		–	–
Third Quarter	–		–	–
Fourth Quarter	51,281		$8.30 – 9.93	$9.64

*	439,673 of the shares purchased in the First Quarter of the Fiscal Year Ending July 31, 2025 were purchased in a transaction which also involved the purchase of 1,267,803 common units of SPLP from the Hale Entities for a purchase price of $50.00 per common unit.

**	701,246 of the shares purchased in the Third Quarter of the Fiscal Year Ending July 31, 2024 were purchased in connection with the settlement of claims filed by holders of stock of the Company.

In addition, on April 30, 2023, Steel Excel acquired 112,043 shares of Series E Preferred Stock in exchange for 115,172 shares of common stock of Aerojet Rocketdyne Holdings, Inc. with an aggregate estimated market value of $6,496,853 pursuant to the Transfer and Exchange Agreement. Additionally, on April 30, 2023, WebFinancial acquired 3,387,957 shares of Series E Preferred Stock in exchange for 3,482,572 shares of common stock of Aerojet Rocketdyne Holdings, Inc. with an aggregate estimated market value of $196,451,887 pursuant to the Transfer and Exchange Agreement.

Item 3. Identity and Background of Filing Persons

Entity Name	Jurisdiction Of Organization	Principal Business and Background
Steel Connect, Inc. (“STCN” or the “Company” or “Steel Connect”)	Delaware	STCN is the subject company.
Steel Excel Sub I, LLC (“Acquisition Co.”)	Delaware	Acquisition Co. was formed on November 27, 2024 under the laws of the State of Delaware by SPLP for the sole purpose of effecting the Short-Form Merger.
Steel Partners Holdings L.P. (“SPLP”)	Delaware	SPLP is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.
Handy & Harman LTD. (“HNH”)	Delaware	HNH is a diversified manufacturer of engineered niche industrial products.
WHX CS LLC (“WHX CS”)	Delaware	WHX CS is a holding company.
Steel Partners, LTD. (“SPL”)	Delaware	SPL is a holding company.
SPH Group LLC (“SPHG”)	Delaware	The principal business of SPHG is serving as the sole member of SPHG Holdings.
SPH Group Holdings LLC (“SPHG Holdings”)	Delaware	The principal business of SPHG Holdings is holding securities for the account of SPLP.
Steel Partners Holdings GP Inc. (“Steel Holdings GP”)	Delaware	The principal business of Steel Holdings GP is serving as the general partner of SPLP.
Steel Excel Inc. (“Steel Excel”)	Delaware	Steel Excel is a global diversified company that engages or has interests in a variety of operating businesses.
WF Asset Corp. (“WF Asset”)	Delaware	WF Asset is a holding company.
WebFinancial Holding Corporation (“WebFinancial”)	Delaware	WebFinancial is a holding company.

The principal business address of each member of the SP Group is c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York 10022 and the principal business telephone number is (212) 520-2300.

STCN’s principal business address is c/o Steel Connect, Inc., 590 Madison Avenue, 32nd Floor, New York, New York 10022 and the principal business telephone number is (914) 461-1276.

During the past five years, none of the persons or entities described above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The name, business address, present principal employment and citizenship of each director and executive officer of each SP Group Filing Person and STCN are set forth below. Unless otherwise noted, each director and officer has held their present principal employment for the past five years.

During the past five years, none of the directors or officers listed below have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Executive Officers and Directors of Steel CONNECT, INC.

The following are the directors and executive officers of Steel Connect, Inc.

Name	Title	Present Principal Employment	Business Address	Citizenship
Warren G. Lichtenstein	Interim Chief Executive Officer and Executive Chairman	Executive Chairman of Steel Holdings GP, Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Glen M. Kassan	Director		c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Jack L. Howard	Director	President of Steel Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Joseph Martin	Director	Chief Administrative Officer and Chief Legal Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Jeffrey J. Fenton	Director	Principal of Devonshire Advisors LLC, an advisory services firm	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Jeffrey S. Wald	Director	Founder and CEO of Boomerang Intelligence, an enterprise software platform	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Renata Simril	Director	President and Chief Executive Officer of the LA84 Foundation, a non-profit organization supporting youth sports and the legacy of the 1984 Summer Olympics in Los Angeles	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Ryan O’Herrin	Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Fawaz Khalil	President and Chief Executive Officer of ModusLink	President and Chief Executive Officer of ModusLink Corporation, a wholly owned subsidiary of Steel Connect, Inc. that serves the supply chain management market	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Gary Tankard	Chief Accounting Officer	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States

Executive Officers and Directors of Steel Partners Holdings GP, Inc.

SPLP is managed by Steel Partners Holdings GP, Inc., its general partner. The following are the directors and executive officers of Steel Partners Holdings GP, Inc.

Name	Title	Present Principal Employment	Business Address	Citizenship
Warren G. Lichtenstein	Executive Chairman and Director	Executive Chairman of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Jack L. Howard	President and Director	President of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Ryan O’Herrin	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Lon Rosen	Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
John P. McNiff	Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
James Benenson III	Director	Director and Co-President of Summa Holdings, Inc. (“Summa”), a holding company, and director and Co-President of Industrial Manufacturing Company and Industrial Manufacturing Company International, subsidiaries of Summa that own various diversified industrial businesses	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Eric P. Karros	Director	Television analyst for FOX Sports and works for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Rory H. Tahari	Director	Co-founder, State of Mind Partners, a strategic branding and investment firm	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Gary Tankard	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Joseph Martin	Chief Administration Officer and Chief Legal Officer	Chief Administrative Officer and Chief Legal Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor New York, NY 10022	United States

Executive Officers and Directors of Steel Excel Sub I, LLC

Name	Title	Present Principal Employment	Business Address	Citizenship
Jack L. Howard	President	President of Steel Holdings GP, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Gary Tankard	Vice President	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Ryan O’Herrin	Senior Vice President	Senior Vice President and Chief Financial Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States

Executive Officers and Directors of Handy & Harman Ltd.

Name	Title	Present Principal Employment	Business Address	Citizenship
Jack L. Howard	President and Director	President of Steel Holdings GP, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Gary Tankard	Vice President and Director	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Ryan O’Herrin	Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States

Executive Officers and Directors of WHX CS llc

Name	Title	Present Principal Employment	Business Address	Citizenship
Jack L. Howard	President and Director	President of Steel Holdings GP, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Gary Tankard	Vice President and Director	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Ryan O’Herrin	Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States

Executive Officers and Directors of Steel Partners, Ltd.

Name	Title	Present Principal Employment	Business Address	Citizenship
Warren G. Lichtenstein	Chief Executive Officer and Chairman of the Board of Directors of Steel Partners, LTD	Executive Chairman of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Jack L. Howard	Director, President and Secretary	President of Steel Holdings GP, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States

EXECUTIVE OFFICERS AND DIRECTORS OF SPH GROUP LLC

Not applicable. SPH Group LLC is managed by Steel Partners Holdings GP, Inc.

EXECUTIVE OFFICERS AND DIRECTORS OF SPH GROUP HOLDINGS LLC

Not applicable. SPH Group Holdings LLC is managed by SPH Group Holdings LLC, its sole member.

EXECUTIVE OFFICERS AND DIRECTORS OF STEEL EXCEL INC.

Name	Title	Present Principal Employment	Business Address	Citizenship
Jack L. Howard	President and Director	President of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Gary Tankard	Vice President and Director	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Ryan O’Herrin	Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States

EXECUTIVE OFFICERS AND DIRECTORS OF WF Asset Corp.

Name	Title	Present Principal Employment	Business Address	Citizenship
Jack L. Howard	President and Director	President of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Gary Tankard	Vice President and Director	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, NY 10022	United States
Ryan O’Herrin	Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022	United States

EXECUTIVE OFFICERS AND DIRECTORS OF WebFinancial Holding Corporation

Name	Title	Present Principal Employment	Business Address	Citizenship
Jack L. Howard	President and Director	President of Steel Holdings GP	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Gary Tankard	Vice President and Director	Vice President and Chief Accounting Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022	United States
Ryan O’Herrin	Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Holdings GP	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022	United States

Below is information about the directors and officers of the entities in the SP Group and STCN:

Warren G. Lichtenstein - Mr. Lichtenstein has served as the Chairman of the Board and as a director of the Company since March 2013, and as its Executive Chairman since June 2016. Effective December 4, 2018, Mr. Lichtenstein assumed the additional role of Interim Chief Executive Officer of the Company. Mr. Lichtenstein had previously served as the Company’s Interim Chief Executive Officer from March 2016 until June 2016. Mr. Lichtenstein has served as Executive Chairman of the Board of Steel Holdings GP since February 2013. Steel Holdings GP is the general partner of SPLP. Mr. Lichtenstein is the founder of SPLP and has been associated with SPLP and its predecessors and affiliates since 1990. Mr. Lichtenstein previously served as a director of Aerojet Rocketdyne Holdings, Inc., a manufacturer of aerospace and defense products with a real estate business segment, from March 2008 to June 2022 and served as Executive Chairman from June 2016 to June 2022. Mr. Lichtenstein studied at Tulane University and the University of Pennsylvania, where he received a Bachelor of Arts in Economics.

Jack L. Howard - Mr. Howard has served as a Director of the Company since December 2017. He has served as President of SPLP since July 2009, and has been a member of the board of directors of Steel Holdings GP since October 2011. Mr. Howard also served as the Assistant Secretary of SPLP from July 2009 until September 2011 and as Secretary from September 2011 until January 2012. Mr. Howard has been associated with SPLP and its predecessors and affiliates since 1993. Mr. Howard has been a Financial Industry Regulatory Authority registered broker-dealer since 1989. Mr. Howard has been a director of HNH since July 2005, and previously served as Vice Chairman of the HNH board and as HNH’s Principal Executive Officer. Mr. Howard has been a director of Steel Excel since December 2007, and previously served as Vice Chairman of Steel Excel’s board of directors and Principal Executive Officer of Steel Excel. Since February 2018, Mr. Howard has been the Executive Chairman of WebBank, a state-chartered industrial bank and wholly-owned subsidiary of SPLP. He is the President of SP General Services, LLC, an affiliate of SPLP. Mr. Howard previously served as a Director and Chairman of the Board of iGo, Inc., from August 2013 until January 2022. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63. Mr. Howard graduated from the University of Oregon with a bachelor’s degree in finance.

James Benenson III - Mr. Beneson has been a member of the Board of Steel Holdings GP since November 1, 2018. Mr. Benenson has been a director and Co-President of Summa Holdings, Inc. since 1998. He has also been director and Co-President of Industrial Manufacturing Company and Industrial Manufacturing Company International, two operating subsidiaries of Summa Holdings, Inc., for over 12 years. These three companies are a collection of global manufacturers of industrial products with over 3,500 employees in 22 countries. Mr. Benenson is a director of the Vesper Foundation, chairman of Rehearsal for Life, a theater-based youth education program in Boston, and a director of Root Capital, a non-profit lender to agricultural businesses in the developing world. He is also a member of the Young Presidents Organization. Mr. Benenson served on the Development Committee of the Alumni Council of Grace Church School in New York City and as an Associate Chair for reunion giving at The Hotchkiss School and Harvard College. Mr. Benenson received a Bachelor of Arts in History and Literature from Harvard College.

Jeffrey J. Fenton - Mr. Fenton has served as a Director of the Company since November 2010. Mr. Fenton was initially appointed to the Board pursuant to a Settlement Agreement among the Company, LCV Capital Management, LLC, Raging Capital Management, LLC and certain of their affiliates, dated October 20, 2010. He served as Senior Vice President, Business Development of United Rentals, Inc., a construction and industrial equipment rental company, from January 2013 to June 2022. Since March 2004, Mr. Fenton has served as a principal of Devonshire Advisors LLC, an advisory services firm. From March 2004 to April 2008, Mr. Fenton also served as Senior Advisor to Cerberus Capital Management L.P., a leading private investment firm. Mr. Fenton previously served as a director of Bluelinx Holdings Inc., Formica Corporation, IAP Worldwide Services, Global Motorsports Group, Inc. and Transamerica Trailer Leasing Co. Mr. Fenton earned a Bachelor of Science degree in Mechanical Engineering from Northeastern University and a Master of Science degree in Management from Massachusetts Institute of Technology.

Eric P. Karros - Mr. Karros has been a member of the Board of Steel Holdings GP since November 1, 2018. Mr. Karros has been a television analyst for FOX Sports since 2007 and also works for the Los Angeles Dodgers as a broadcaster while also participating in speaking and community engagements. He was previously a television analyst for ESPN. Mr. Karros currently serves as an advisory board member for West Coast Sports Associates. Mr. Karros played in Major League Baseball from 1991 to 2004 for the Los Angeles Dodgers, Chicago Cubs and Oakland Athletics. Mr. Karros received a degree in economics from the University of California at Los Angeles.

Glen M. Kassan - Mr. Kassan has served as a Director of the Company since March 2013. He served as the Company’s Chief Administrative Officer from May 2014 until January 2015. Mr. Kassan served as a Director of HNH, from July 2005 until May 2015, including as Vice Chairman of its board from October 2005 until May 2015. He served as HNH’s Chief Executive Officer from October 2005 until December 2012. He has been associated with SPLP and its affiliates since August 1999, including serving as an employee of Steel Services, Ltd. (“Steel Services”) until October 2024. Steel Services is an indirect wholly-owned subsidiary of SPLP. He served as the Vice President, Chief Financial Officer and Secretary of a predecessor entity of SPLP from June 2000 to April 2007. He served as a director of SLI from January 2002, and the Chairman of its board from May 2008, until SLI was acquired by HNH in June 2016. He previously served as the Vice Chairman of SLI’s board from August 2005 to May 2008, its President from February 2002 to August 2005, its interim Chief Executive Officer in June 2010 and its interim Chief Financial Officer from June 2010 to August 2010.

Fawaz Khalil - Mr. Khalil has served as President and Chief Executive Officer of ModusLink, the Company’s wholly-owned subsidiary, since June 11, 2020. From May 2017 to November 2019, Mr. Khalil was President and Chief Executive Officer of Halco Lighting Technologies, a lighting solutions company. From November 2015 to April 2017, Mr. Khalil was President of Purafil, Inc. and Universal Air Filters (part of The Filtration Group, a global filtration company). From February 2013 to November 2015, Mr. Khalil was Vice President and General Manager of Acuity Brands Lighting Inc., a lighting technology solutions and services company. Mr. Khalil received his Bachelor of Science in Computer Science from the National University of Computing and Emerging Sciences Karachi, a Master of Business Administration in Finance and Banking from the Institute of Business Administration at University of Karachi and a Master in Business Administration in General Management & Strategy from the Darden Graduate School of Business at the University of Virginia.

Joseph Martin - Mr. Martin has served as a Director of the Company since September 2023. Mr. Martin has been Chief Administrative Officer and Chief Legal Officer of SPLP since June 2023. He previously served as the General Counsel and Corporate Secretary of Clover Health Investments, Corp. from March 2022 until June 2023 where he oversaw the legal, compliance, business development and cyber security functions. From August 2020 to March 2022, Mr. Martin served as General Counsel of SPLP and General Counsel and Chief Compliance Officer of the Company, where, in each case, he oversaw the legal and compliance functions. Mr. Martin also held several legal and compliance-focused positions at Louisiana-Pacific Corporation from September 2018 to August 2019, including Interim General Counsel and Secretary from May 2019 to August 2019, and General Counsel for the OSB and EWP division from September 2018 to May 2019. From July 2009 to September 2018, Mr. Martin held several positions at Georgia-Pacific LLC, including Assistant General Counsel and Assistant Secretary. Mr. Martin holds a B.A. in Economics and History from the University of California, Berkeley, and a J.D. from Harvard Law School.

John. P. McNiff - Mr. McNiff has been a member of the Board of Steel Holdings GP since July 15, 2009. He has been Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund, since 2004. Mr. McNiff has served as a director of ICM Insurance, a New York corporation, since 1999. In 1993, Mr. McNiff co-founded Longwood Investment Advisors, Inc., a Pennsylvania corporation, and served as President from 1993 until 2005. In 1991, Mr. McNiff also co-founded Radnor Holdings Corporation, a diversified chemical manufacturer, and served as its Senior Vice President, from 1991 until 2004. From 1988 until 1991, Mr. McNiff served as Vice President of Corporate Development of Airgas, a publicly traded New York Stock Exchange company. From 1986 until 1988, Mr. McNiff was an associate at the law firm of Davis Polk & Wardwell LLP. Mr. McNiff has served on the boards of Colonial Penn Insurance Company, Lincoln Mortgage Company, Chartwell Investment Partners, Radnor Holdings Corporation, Insurance Capital Management, Cooke & Bieler and Alliance Healthcare. Mr. McNiff was the head of the board of trustees of Chestnut Hill Academy from 2007 to 2011. He is also a Sterling Fellow of Yale University and was on the board of the Jackson Institute for Global Affairs at Yale from its inception until 2019. He holds a B.A. from Yale University and a J.D. from New York University School of Law.

Ryan O’Herrin - Mr. O’Herrin has served as the Company’s Chief Financial Officer since August 2023. He previously served as Division Finance Director of Eastman Chemical Company from April 2022 until August 2023. Prior to that role, he served as Division CFO for Genus PLC from January 2016 to April 2022. Before that, Mr. O’Herrin had a robust 13-year career with Weir Group, where his roles spanned IT, finance and strategy, culminating in his last role as EVP of Strategy and Information Technology for the Minerals North America Region. Mr. O’Herrin graduated from the Advanced Management Program of Harvard Business School in 2018, and holds a Bachelor of Science in Computer Science and a Master of Business Administration from the University of Wisconsin — Madison.

Lon Rosen - Mr. Rosen has been a member of the Board of Steel Holdings GP since December 13, 2017. Mr. Rosen has been the Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers since July 2012. From 2005 until 2009, Mr. Rosen worked for the William Morris Agency and, from 2009 until 2011, Mr. Rosen worked for Lagardère Group. From January 2011 until July 2012, Mr. Rosen worked for Magic Johnson Enterprises. Mr. Rosen graduated from the University of Southern California in 1981. Upon graduating, Mr. Rosen worked as Director of Promotions for the Forum (Inglewood, California) and the Los Angeles Lakers from 1981 to 1987. In 1987, Mr. Rosen started his own company, First Team Marketing, which he ran until 2012. Mr. Rosen has been Magic Johnson’s personal agent since 1987 and has held a number of positions over the years in the sports and entertainment industry.

Renata Simril - Ms. Simril has served as a Director of the Company since October 2020. Since January 2016, Ms. Simril has served as the President and Chief Executive Officer of the LA84 Foundation, a non-profit organization supporting youth sports and the legacy of the 1984 Summer Olympics in Los Angeles. Ms. Simril is also President of the Los Angeles City Recreation and Park Commission and serves on the board of the Los Angeles Sports and Entertainment Commission, and the board and audit committee of the Los Angeles Dodgers Foundation. Before joining the LA84 Foundation, Ms. Simril served as Senior Vice President and Chief of Staff to the publisher of the Los Angeles Times from November 2014 to September 2015, where she oversaw staff operations and budgeting for the newsroom and business operations with over 900 employees. Her earlier career included three seasons with the Los Angeles Dodgers, a major league baseball team, where she served as Senior Vice President of External Affairs and managed the team’s community relations and charitable foundation. Ms. Simril also worked for over a decade in real estate development with Jones Lang LaSalle Incorporated, a commercial real estate services company, Forest City Enterprise, a previously publicly traded commercial real estate company, and LCOR, Inc., a real estate investment and development firm, where she managed the acquisition, entitlement, finance and development of multi-million dollars projects. Ms. Simril has a bachelor’s degree in urban studies from Loyola Marymount University and a master’s degree in real estate development from the University of Southern California.

Rory H. Tahari - Ms. Tahari has been a member of the Board of Steel Holdings GP since May 17, 2019. Ms. Tahari co-founded State of Mind Partners in 2018, a strategic branding and investment firm. From 2014 to 2017, Ms. Tahari served as the Chief Executive Officer and board member of Elie Tahari, a global apparel and retail fashion brand. She currently serves as a board advisor to Omnicom’s culture-tech agency, Sparks & Honey. Ms. Tahari received a Bachelor of Arts in Broadcast Journalism from the College of Communication at Boston University.

Gary Tankard - Mr. Tankard serves as Chief Accounting Officer of the Company since January 2022 and previously served as Controller of the Company since January 2020. Mr. Tankard has also served as Chief Accounting Officer of SPLP, since January 2022 and previously served as Controller of SPLP since September 2020. Prior to joining SPLP, Mr. Tankard most recently served as Assistant Controller at L3 Technologies, Inc., an aerospace and defense company, from August 2016 to December 2019.

Jeffrey S. Wald - Mr. Wald has served as a Director of the Company since February 2012. Mr. Wald was elected to the Board at the Company’s 2011 annual meeting of stockholders after being nominated for election by Peerless Systems Corporation. Mr. Wald is currently the Founder and CEO of Boomerang Intelligence, an enterprise software platform that enables companies to engage with their former workers. From May 2010 until September 2020, Mr. Wald was the President, Chief Operating Officer and Chief Financial Officer of Work Market, Inc., an enterprise software platform that enables companies to manage their on-demand labor (sold to Automated Data Processing, Inc. in January 2018), and of which he was the Founder. From May 2008 to May 2010, Mr. Wald was a Managing Director at Barington Capital Group, L.P., an activist hedge fund manager. From March 2007 through May 2008, Mr. Wald was the Chief Operating Officer and Chief Financial Officer of Spinback, Inc., an internet commerce company (sold to Buddy Media Corporation), of which he is also the Founder. From January 2003 to March 2007, Mr. Wald was a Vice President at The GlenRock Group, a private equity firm that invests in undervalued, middle market companies as well as emerging and early stage companies. Earlier in his career, Mr. Wald held positions in the mergers and acquisitions department at J.P. Morgan Chase & Co. From 2010 to 2022, Mr. Wald served as a director of CoStar Technologies, Inc., where he also served on the audit committee. From 2010 to 2012, Mr. Wald served as a director of Peerless Systems Corporation, and from 2009 to 2010 he served on the board of directors of Register.com. Mr. Wald holds a Master of Business Administration from Harvard University and a Master of Science and Bachelor of Science from Cornell University.

Item 4. Terms of the Transaction.

See the information set forth in this Schedule 13E-3 under the following captions:

(a)	Material Terms. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Introduction”

“Special Factors - Background of the Short-Form Merger”

“The Reith CVR Agreement”

“Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement”

“Special Factors – SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger”

“Special Factors – SP Group’s Position on the Fairness of the Short-Form Merger”

“Certain U.S. Federal Income Tax Considerations”

“Anticipated Accounting Treatment of the Short-Form Merger”

(b)	Purchases. See “Item 11 – Interest in Securities of the Subject Company” beginning on page 50 of this Schedule 13E-3.

(c)	Different Terms. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet – Interests of Steel Connect’s Directors and Executive Officers in the Short-Form Merger”

“Special Factors – Effects of the Short-Form Merger”

“The Reith CVR Agreement”

(d)	Appraisal rights. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Appraisal Rights”

(e)	None.

(f)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

See “Item 2 - Subject Company Information” beginning on page 38 of this Schedule 13E-3

See “Item 4 - Terms of the Transaction” beginning on page 47 of this Schedule 13E-3

(b)-(d)	Significant Corporate Events; Negotiations or Contracts; Conflicts of Interests. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

“Special Factors - The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement”

“Special Factors – SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger”

“Special Factors – SP Group’s Position on the Fairness of the Short-Form Merger”

(e)	Agreements Involving the Subject Company’s Securities. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

Item 6. Purpose of the Transaction and Plans or Proposals.

(a)	Purposes. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Introduction”

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement”

“Special Factors – SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger”

(b)	Use of Securities Acquired. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Introduction”

(c)	Plans. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement”

“Special Factors – SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger”

“Special Factors – SP Group’s Position on the Fairness of the Short-Form Merger”

“Special Factors – Plans for Steel Connect After the Short-Form Merger”

(d)	Subject company negotiations. Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement”

“Special Factors – SP Group’s Purposes, Reasons and Alternatives of the Short-Form Merger”

“Special Factors – Effects of the Short-Form Merger”

“Special Factors – Plans for Steel Connect After the Short-Form Merger”

“Appraisal Rights”

“Anticipated Accounting Treatment of the Short-Form Merger”

“Certain U.S. Federal Income Tax Considerations”

Item 8. Fairness of the Transaction.

(a)-(b)  Fairness; Factors Considered in Determining Fairness. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Purposes, Alternatives, Reasons and Position on Fairness of the Short-Form Merger for Purposes of Providing its Approval Pursuant to the Stockholders’ Agreement”

“Special Factors – The Audit Committee’s Position on Fairness of the Short-Form Merger”

“Special Factors – SP Group’s Position on the Fairness of the Short-Form Merger”

“Special Factors – Effects of the Short-Form Merger”

“Special Factors – Plans for Steel Connect After the Short-Form Merger”

(c)	Approval of Security Holders. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Introduction”

“Special Factors – The Audit Committee’s Position on Fairness of the Short-Form Merger”

(d)	Unaffiliated Representative. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Position on Fairness of the Short-Form Merger”

(e)	Approval of Directors. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Introduction”

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Position on Fairness of the Short-Form Merger”

(f)	Other Offers. See the information set forth in this Schedule 13E-3 under the following captions:

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Position on Fairness of the Short-Form Merger”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet”

“Special Factors - Background of the Short-Form Merger”

“Special Factors – The Audit Committee’s Position on Fairness of the Short-Form Merger”

Item 10. Source and Amounts of Funds or Other Consideration.

(a) – (b) Source of Funds. See the information set forth in this Schedule 13E-3 under the following captions:

“Summary Term Sheet-Source and Amount of Funds.”

(c)	Expenses. None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Short-Form Merger. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Short-Form Merger, including certain liabilities under U.S. federal securities laws.

The following is an estimate of the fees and expenses to be incurred by the Filing Persons in connection with the Short-Form Merger:

Fees
Legal Fees and Expenses	$500,000
Financial Advisor Fee	$300,000
Miscellaneous	$50,000
Total	$850,000

(d)	Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a)  Securities Ownership. As of November 13, 2024, there were 6,335,641 shares of Common Stock outstanding, 35,000 shares of Series C Preferred Stock outstanding, which are convertible into 1,913,265 shares of Common Stock, and 3,500,000 shares of Series E Preferred Stock outstanding, which are convertible into 19,809,785 shares of Common Stock. As of November 13, 2024, the SP Group owned 3,814,540 shares of Common Stock and all of the shares of Series C Preferred Stock and Series E Preferred Stock, representing 91.0% of the outstanding shares of Common Stock, assuming the conversion of the Series C Preferred Stock and Series E Preferred Stock. Prior to the Effective Time, the SP Group will take certain steps, including conversion of the Preferred Stock, such that all of the shares of Common Stock currently owned by the SP Group, including shares of Common Stock issuable upon exercise of the Preferred Stock and shares held individually by Warren Lichtenstein and Jack Howard, will be held of record by Acquisition Co. Because the SP Group will hold, in the aggregate, 100% of the capital stock of the Surviving Company following the Short-Form Merger, they may also be deemed to be the beneficial owners of these shares of Common Stock.

The following table sets forth certain information, as of November 13, 2024, with respect to the beneficial ownership of shares of all classes of the Company’s voting securities by: (i) the Filing Persons, (ii) each director and executive officer of the Filing Persons who own shares of the Company’s voting securities, and (iii) each person controlling the Filing Persons.

Name of Beneficial Owner	Number of Shares of Common Stock(1)	Percent of Class(2)
5% Stockholders
Steel Partners Holdings L.P.(3)	25,224,035	89.9%

Directors
Jeffrey J. Fenton(4)	71,850	1.1%
Glen M. Kassan(5)	66,948	1.1%
Joseph Martin(6)	12,164	*
Warren G. Lichtenstein(7)	198,727	3.1%
Jeffrey S. Wald(8)	68,903	1.1%
Jack L. Howard(9)	114,828	1.8%
Renata Simril(10)	37,983	*

Executive Officers
Ryan O’Herrin	--	*
Fawaz Khalil(11)	7,459	*

All current executive officers and directors, as a group (9 persons)(12)	578,862	9.1%

*	Less than 1%

Pursuant to the rules of the SEC, this table reflects beneficial ownership by the enumerated persons of all of the Company’s outstanding voting securities, which include the Common Stock, the Series C Preferred Stock and the Series E Preferred Stock. The holders of the Series C Preferred Stock and Series E Preferred Stock are entitled to vote the stock on each matter brought before an annual meeting of stockholders on an as-converted basis together with the holders of the Common Stock.

(1)	Within 60 days of November 13, 2024, such shares of Series C Preferred Stock were convertible into 1,913,265 shares of Common Stock and such shares of Series E Preferred Stock were convertible into 19,809,785 shares of Common Stock. Accordingly, all the shares of Common Stock underlying the Series C Preferred Stock and Series E Preferred Stock are deemed to be beneficially owned by the holders thereof. As discussed elsewhere in this Schedule 13E-3, all the outstanding Series C Preferred Stock is held by WebFinancial and all the outstanding Series E Preferred Stock is held by WebFinancial and Steel Excel.

Furthermore, for purposes of this table, beneficial ownership is determined by rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days after November 13, 2024, including, in the case of an executive officer or director, any shares acquirable upon termination of such individual’s service other than for death, disability or involuntary termination (“Presently Exercisable Rights”). For awards of restricted stock, the number of shares of Common Stock beneficially owned also includes shares over which the executive officer or director may currently exercise full voting rights, regardless of whether they vest within 60 days after November 13, 2024. The inclusion in this table of such securities does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such securities. The Company believes that each person named in the table has sole voting power and investment power (or shares such power with his or her spouse, as applicable) with respect to all shares of Common Stock, Series C Preferred Stock or Series E Preferred Stock disclosed as owned by such person unless noted otherwise. Unless otherwise indicated, the address of each person listed in the table is c/o Steel Connect, Inc., 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(2)	Number of shares deemed outstanding consists of 6,335,641 shares of Common Stock as of November 13, 2024, plus, for computation purposes only for the person in question, any shares underlying the Series C Preferred Stock and/or Series E Preferred Stock held by that person and/or any shares subject to Presently Exercisable Rights held by that person. An asterisk indicates ownership of less than one percent of Common Stock outstanding.

(3)	The information was provided by SPLP, SPHG, SPHG Holdings, Steel Holdings GP, WebFinancial, Steel Excel, WF Asset, HNH, WHX CS, Mr. Lichtenstein, SPL and Mr. Howard. SPLP owns a majority of the membership interests of SPHG and 100% of the outstanding shares of common stock of WebFinancial. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of SPLP, the managing member of SPHG and the manager of SPHG Holdings. SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Steel Excel owns 100% of the outstanding shares of common stock of HNH and is a majority shareholder of WF Asset. HNH owns a majority of the outstanding membership interests of WHX CS.

SPLP’s aggregate beneficial ownership of shares of Common Stock consists of the following:

●	WF Asset directly owns 1,311,700 shares of Common Stock. By virtue of their relationship with WF Asset discussed above, each of SPLP, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own, and share voting and dispositive power over, the shares of Common Stock owned directly by WF Asset. Each of SPLP, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel disclaims beneficial ownership of such shares.

●	WHX CS directly owns 636,447 shares of Common Stock. By virtue of their relationship with WHX CS discussed above, each of SPLP, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own, and share voting and dispositive power over, the shares of Common Stock owned directly by WHX CS. Each of SPLP, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH disclaims beneficial ownership of such shares.

●	WebFinancial beneficially owns (i) 1,913,265 shares of Common Stock underlying the Series C Preferred Stock owned directly by it, and (ii) 19,175,628 shares of Common Stock underlying the Series E Preferred Stock owned directly by it. By virtue of their relationship with WebFinancial discussed above, each of SPLP and Steel Holdings GP may be deemed to beneficially own, and share voting and dispositive power over, the shares of Common Stock underlying the Series C Preferred Stock and Series E Preferred Stock owned directly by WebFinancial. Each of SPLP and Steel Holdings GP disclaims beneficial ownership of such shares.

●	Steel Excel directly owns 1,552,838 shares of Common Stock and beneficially owns 634,157 shares of Common Stock underlying the Series E Preferred Stock owned directly by it. By virtue of their relationship with Steel Excel discussed above, each of SPLP, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own, and share voting and dispositive power over, the shares of Common Stock owned directly by Steel Excel and underlying the Series E Preferred Stock owned directly by Steel Excel. Each of SPLP, SPHG, SPHG Holdings and Steel Holdings GP disclaims beneficial ownership of such shares.

●	SPLP and the foregoing affiliated entities, together with the other members of the SP Group (Mr. Lichtenstein, SPL and Mr. Howard, whose ownership is separately described in Footnotes 7 and 9), beneficially own an aggregate of 25,537,590 shares of Common Stock, constituting approximately 91.0% of the outstanding shares.

(4)	Mr. Fenton directly owns 71,850 shares of Common Stock.

(5)	Mr. Kassan directly owns 66,948 shares of Common Stock.

(6)	Mr. Martin directly owns 12,164 shares of Common Stock.

(7)	Mr. Lichtenstein directly owns 192,299 shares of Common Stock. He also beneficially owns, and shares voting and dispositive power over, 6,428 shares of Common Stock owned directly by SPL, of which Mr. Lichtenstein is the Chief Executive Officer. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock owned directly by SPL. Mr. Lichtenstein is a member of the SP Group described in Footnote 3. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock owned directly by the other members of the SP Group.

(8)	Mr. Wald directly owns 68,903 shares of Common Stock.

(9)	Mr. Howard directly owns 114,828 shares of Common Stock. Mr. Howard is a member of the SP Group. Mr. Howard disclaims beneficial ownership of the shares of Common Stock owned directly by the other members of the SP Group.

(10)	Ms. Simril directly owns 37,983 shares of Common Stock.

(11)	Mr. Khalil directly owns 7,459 shares of Common Stock.

(12)	Consists of shares of Common Stock owned as of November 13, 2024 by all current executive officers, which includes Messrs. Khalil, Lichtenstein (who is also a Director) and O’Herrin, and all Directors.

(b)	Securities Transactions. On October 1, 2024, the Directors of the Company received awards for their service as members of the Company’s Board of Directors. Each Director of the Company receives restricted stock awards for shares of Common Stock with an aggregate fair market value equal to approximately $100,000 per year, divided in equal quarterly grants, provided that such Director is serving as a Director on the applicable grant date. The number of shares underlying each grant is determined based on the volume weighted average of the closing sale prices of our Common Stock on Nasdaq for the 20-trading-day period ending immediately prior to the grant date.

Other than the transactions on October 1, 2024, during the past 60 days, there have been no transactions in shares of Common Stock by the Company, the SP Group or any executive officer, director, associate or majority-owned subsidiary of the foregoing parties or by any pension, profit-sharing or similar plan of the Company or the SP Group.

Item 12. The Solicitation or Recommendation.

Not Applicable.

Item 13. Financial Information.

(a)	Financial Information. The audited consolidated financial statements of STCN for the years ended July 31, 2024 and 2023 are incorporated herein by reference to the Consolidated Financial Statements of STCN included as Item 8 to the Form 10-K.

The Form 10-K and Form 10-K/A is available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information.

Set forth below is certain selected consolidated financial information with respect to STCN excerpted or derived by the Filing Persons from the audited consolidated financial statements of STCN contained in the Form 10-K. More comprehensive financial information is included in the Form 10-K and in other documents filed by STCN with the SEC, and the following financial information is qualified in its entirety by reference to the Form 10-K and other documents and all of the financial information (including any related notes and schedules) contained or incorporated by reference therein.

The financial results of STCN have been included in SPLP’s consolidated financial statements since May 1, 2023.

The following summarizes the consolidated results of operations for the Predecessor and Successor periods, which relate to the periods preceding and periods succeeding the Exchange Transaction.

	Successor		Predecessor
	Fiscal Year Ended July 31,	May 1 to July 31,	August 1, 2022 to April 30,
($ in thousands, except per share amounts)	2024	2023	2023
Statement of operations data:
Net revenue	$174,109	$40,804	$148,283
Cost of revenue	125,616	29,749	108,031
Gross profit	48,493	11,055	40,252
Operating expenses:
Selling, general and administrative	37,478	8,523	33,463
Amortization	3,554	911	—
Total operating expenses	41,032	9,434	33,463
Operating income	7,461	1,621	6,789
Other income (expense):
Interest income	13,716	707	928
Interest expense	(996)	(265)	(2,588)
Other gains, net	776	5,688	3,961
Total other income	13,496	6,130	2,301
Income before income taxes	20,957	7,751	9,090
Income tax (benefit) expense	(67,023)	(398)	1,630
Net income	87,980	8,149	7,460
Less: Preferred dividends on redeemable preferred stock	(2,135)	(537)	(1,593)
Net income attributable to common stockholders	$85,845	$7,612	$5,867

Net income per share - basic	$3.30	$0.29	$0.91

Net income per share - diluted	$3.11	$0.29	$0.89

	Successor
($ in thousands)	July 31, 2024	July 31, 2023
Balance sheet data:
ASSETS
Total current assets	$295,828	$319,274
Total assets	$485,628	$411,181

LIABILITIES, CONTINGENTLY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Total current liabilities	$75,055	$67,754
Total long-term liabilities	$18,653	$37,064
Total liabilities	$93,708	$104,818
Contingently redeemable preferred stock:
Series C contingently redeemable preferred stock, $0.01 par value per share. 35,000 shares authorized, issued and outstanding at July 31, 2024 and 2023	35,006	35,006
Series E contingently redeemable preferred stock, $0.01 par value per share. 3,500,000 shares authorized, issued and outstanding at July 31, 2024 and 2023	202,733	202,733
Total contingently redeemable preferred stock	237,739	237,739
Total stockholders' equity	$154,181	$68,624
Total liabilities, contingently redeemable preferred stock and stockholders' equity	$485,628	$411,181

Book Value per Share

STCN’s net book value per share as of July 31, 2024 was approximately $24.40 (calculated based on 6,319,513 shares of Common Stock outstanding as of such date).

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Short-Form Merger.

(b)	Employees and Corporate Assets. None.

Item 15. Additional Information.

None.

Item 16. Exhibits.

(a)	None.
(b)(1)

Amended and Restated Credit Agreement, dated as of December 29, among SPH Group Holdings LLC, Steel Excel Inc. and IGo, Inc., as Borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the Borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed on December 29, 2021).

(b)(2)	First Amendment and Consent to Amended and Restated Credit Agreement, dated as of June 26, 2023, by and among SPH Group Holdings LLC and Steel Excel Inc. as borrowers, PNC Bank, National Association, in its capacity as administrative agent, the lenders party thereto, and certain of the borrowers’ affiliates in their capacities as guarantors (incorporated by reference to Exhibit 10.1 to SPLP’s Current Report on Form 8-K, filed June 27, 2023).
(c)(1)	Opinion of Management Planning, Inc., dated December 2, 2024
(c)(2)	Discussion Materials of Management Planning, Inc., dated November 26, 2024
(d)(1)	Form of Contingent Value Rights Agreement.
(d)(2)	Stockholders’ Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., and the other stockholders signatory therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of STCN filed on May 1, 2023).
(d)(3)	Purchase Agreement, dated September 1, 2024 (incorporated herein by reference to Exhibit 99.1 to Amendment No. 36 to Schedule 13D filed on September 4, 2024).
(e)	None.
(f)	None.
107	Calculation of Filing Fee Table

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 9, 2024

Steel Connect, Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Steel Partners Holdings L.P.

By:	Steel Partners Holdings GP Inc.,
its General Partner

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Excel Sub I, LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Handy & Harman LTD.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WHX CS LLC

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

Steel Excel Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WF Asset Corp.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

WebFinancial Holding Corporation

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Senior Vice President

SPH Group LLC

By:	Steel Partners Holdings GP Inc., its managing member

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

SPH Group Holdings LLC

By:	Steel Partners Holdings GP Inc., its Manager

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners Holdings GP Inc.

By:	/s/ Ryan O’Herrin
Name:	Ryan O’Herrin
Title:	Chief Financial Officer

Steel Partners, LTD.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

Warren G. Lichtenstein

By:	/s/ Jack L. Howard
By:	Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein

Jack L. Howard

By:	/s/ Jack L. Howard
By:	Jack L. Howard